Notice of Annual Meeting of Shareholders

February 26, 2009

and
Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC will be held at The Fairmont Waterfront Hotel, Vancouver, British Columbia, in The Waterfront Ballroom, on Thursday, February 26, 2009 at 10:00 a.m. (Pacific Standard Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2008 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider shareholder proposals attached as Schedule A to the accompanying Management Proxy Circular; and

5.	to transact other business properly brought before the meeting.

January 15, 2009

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary
and Associate General Counsel

YOUR VOTE IS IMPORTANT

If you are unable to attend the meeting in person please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario  M1S 0A1, Attention: Proxy Department, or send it by fax to 416 368-2502 or 1 866 781-3111 by 10:00 a.m. (Eastern Standard Time) on February 25, 2009.

OUTSTANDING COMMON SHARES AT RECORD DATE

On January 9, 2009 (the date for determining shareholders entitled to receive notice of the meeting) the number of outstanding common shares was 381,019,568.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416 643-5500 or toll free in Canada and the United States at 1 800 387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario  M5L 1A2 or by e-mail to corporate.secretary@cibc.com.

January 15, 2009

Dear Shareholders,

We invite you to attend CIBC’s Annual Meeting of Shareholders that will be held in The Waterfront Ballroom of The Fairmont Waterfront Hotel in Vancouver, British Columbia, on Thursday, February 26, 2009, at 10:00 a.m. (Pacific Standard Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2008 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2008 Annual Accountability Report, quarterly financial reports and other corporate information, also available on our website.

Sincerely,

William A. Etherington Chair of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location
The Fairmont Waterfront Hotel
The Waterfront Ballroom
900 Canada Place Way
Vancouver, British Columbia
V6C 3L5

Live Webcast
www.cibc.com

TABLE OF CONTENTS

VOTING INFORMATION		EXECUTIVE AND DIRECTOR COMPENSATION
1	Matters to be voted on	17	Compensation of directors
1	Who can vote	21	Report on executive compensation
1	Voting restrictions	39	Performance graph
1	How to vote	39	Pay-for-performance graph
1	Voting by proxy	41	Summary compensation table
2	Solicitation of proxies	45	Securities authorized for issuance under equity Compensation plans
2	Confidentiality	46	Pension arrangements
		49	Employment contracts
BUSINESS OF THE MEETING		49	Employment contracts
2	Financial statements	51	Change of control contracts
2	Appointment of auditors
3	Election of directors	OTHER INFORMATION
11	Shareholder proposals	52	Indebtedness of directors and executive officers
		53	Directors and officers liability insurance
BOARD COMMITTEE REPORTS		53	Availability of information
12	Audit Committee	53	Contacting CIBC’s Board of Directors
14	Corporate Governance Committee	53	Directors’ approval
15	Management Resources and Compensation Committee
16	Risk Management Committee	SCHEDULES
		A	Shareholder Proposals
		B	Statement of Corporate Governance Practices

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Report on executive compensation” section of this Management Proxy Circular and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

All information in this Circular is as of January 6, 2009, and all dollar figures are in Canadian dollars, unless indicated otherwise.

VOTING INFORMATION

Matters to be voted on

At this year’s Annual Meeting of Shareholders, shareholders are voting on:

•	the appointment of auditors;

•	the election of directors; and

•	shareholder proposals.

A simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except for voting restrictions explained below under Voting restrictions, each shareholder is entitled to one vote for each common share he or she owns on January 9, 2009.

At January 9, 2009 there were 381,019,568 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares directly in their name. If you are a registered shareholder, you may vote in person at the meeting or give another person authority to vote for you at the meeting by appointing a proxyholder, as explained below under Voting by proxy and Appointing a proxyholder.

Non-registered shareholders – Non-registered shareholders beneficially own shares but the shares are held in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary you should follow the instructions on the voting instruction form or proxy form provided by your intermediary.

To vote your shares in person at the meeting you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form or proxy form; and

2)	return the voting instruction form or proxy form to the intermediary in the envelope provided.

Do not complete the voting section of the proxy form as your vote will be taken at the meeting.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the Investment Plan), CIBC Mellon will vote your shares in the Investment Plan according to your instructions on the proxy form. You can withdraw your voting instructions only by revoking the proxy as explained below under Revoking your proxy.

Voting by proxy

If you will not be at the meeting, you may still vote by using the proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at 416 368-2502 or 1 866 781-3111, so that it arrives by 10:00 a.m. (Eastern Standard Time) on February 25, 2009.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of auditors and on each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

1    CIBC     PROXY CIRCULAR

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If you do not specify on your proxy form how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular; and

•	AGAINST Shareholder Proposal Numbers 1 through 7.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, Canada  M5L 1A2, any time before 10:00 a.m. (Eastern Standard Time) on February 25, 2009 or by depositing it with the chair of the meeting on February 26, 2009.

Solicitation of proxies

This Circular is provided in connection with CIBC management’s solicitation of proxies for the meeting and costs associated with the solicitation will be paid by CIBC. Proxy solicitation will be primarily by mail and by CIBC employees in person, in writing or by telephone. CIBC has retained Georgeson to assist in the solicitation of proxies for a cost of approximately $30,000.

Confidentiality

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. CIBC Mellon does not inform CIBC management about how individual shareholders have voted except where comments made by shareholders are intended for the attention of management or where required by law.

BUSINESS OF THE MEETING

1. Financial statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2008 are included in the 2008 Annual Accountability Report mailed to shareholders with this Circular. These documents are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

2. Appointment of auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (E&Y) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the appointment of E&Y as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

During the five financial years ended October 31, 2008, CIBC’s auditors were E&Y. E&Y has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by E&Y, for the years ended October 31, 2008 and October 31, 2007, are set out below.

Unaudited, $ millions

	Fiscal 2008	Fiscal 2007
	fees billed	fees billed
	by E&Y	by E&Y
	($)	($)
Audit fees(1)	18.0	15.1

Audit related fees(2)	2.3	5.5

Tax fees(3)	0.4	0.5

Other	1.3	–

Total	22.0	21.1

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States). Audit fees for fiscal 2008 include audit fees paid to E&Y for FirstCaribbean International Bank (FirstCaribbean), in which CIBC acquired a controlling interest on December 22, 2006 and currently has a total ownership interest of 91.4%.

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and the translation of financial reports.

(3)	For tax compliance services.

CIBC     PROXY CIRCULAR    2

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in our Annual Information Form dated December 4, 2008 which is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3. Election of directors

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Nomination process

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. The Corporate Governance Committee establishes criteria for the election and re-election of directors using various tools, including a competency matrix to assist with reviewing the Board’s collective skill set and, when required, recruiting suitable director candidates. The Corporate Governance Committee is authorized to engage the services of outside consultants to help identify qualified candidates. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”.

Nominees

In anticipation of planned director retirements over the next two years, the Board has set the number of directors to be elected at 16, within the range of the Board’s optimal size (14 to 16). The proposed nominees for election as directors are set out on pages 5 to 10. With the exception of Mr. Luc Desjardins and Ms. Jane Peverett, all nominees are presently directors of CIBC. See page 6 for information on Mr. Desjardins and page 9 for information on Ms. Peverett.

All of the proposed nominees who are currently directors were duly elected at the last Annual Meeting of Shareholders held on February 28, 2008.

Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated, whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Messrs. Ivan E.H. Duvar, William A. Etherington and John S. Lacey will not stand for re-election. The Board would like to thank each of them for their years of service as members of the Board.

On December 4, 2008 CIBC announced that Mr. Etherington, current Chair of the Board, would be succeeded by Mr. Charles Sirois upon Mr. Sirois’ re-election as a director at the Annual Shareholders Meeting.

Director independence – The Board approved independence standards that require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the Canadian Securities Administrators (CSA) corporate governance guidelines and the New York Stock Exchange (NYSE) corporate governance rules. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.

The Board determines the independence of a director when the Board approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 14 of the 16 nominees proposed for election as directors have no material relationship with CIBC and are therefore independent. The result of the Board’s determination for each nominee is set out below.

Independence Status of Director Nominees
Not
Name	Management	Independent	Independent	Reason for Non-Independent Status
Brent S. Belzberg		✓

Jalynn H. Bennett		✓

Gary F. Colter		✓

Luc Desjardins		✓

William L. Duke		✓

Gordon D. Giffin		✓

Linda S. Hasenfratz		✓

Nicholas D. Le Pan		✓

John P. Manley		✓

Gerald T. McCaughey	✓		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.

Jane L. Peverett		✓

Leslie Rahl		✓

Charles Sirois		✓

Stephen G. Snyder		✓

Robert J. Steacy			✓	Mr. Steacy’s daughter resides in his home and is an employee of Ernst & Young LLP, CIBC’s external auditors. She does not work on CIBC’s audit or any other matter relating to CIBC.

Ronald W. Tysoe		✓

3    CIBC     PROXY CIRCULAR

For more information about how the Board achieves independence, see Schedule B, “Statement of Corporate Governance Practices – Director independence”.

Corporate orders and bankruptcies – To the knowledge of CIBC, the following proposed nominees for election as a director of CIBC had, as at the date of this Circular or in the last 10 years, been (a) a director, chief executive officer or chief financial officer of a company that was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) a director or executive officer of a company that made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors:

1)	Mrs. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Mrs. Bennett was a director of the Nortel Companies when the Nortel Companies were granted creditor protection under the Companies’ Creditors Arrangement Act (CCAA) on January 14, 2009. Mrs. Bennett remains a director of the Nortel Companies.

2)	Mr. John P. Manley was a director of the Nortel Companies when the OSC made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005.

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The BCSC and QSC also issued similar orders. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Mr. Manley was a director of the Nortel Companies when the Nortel Companies were granted creditor protection under the CCAA on January 14, 2009. Mr. Manley remains a director of the Nortel Companies.

3)	Ms. Leslie Rahl was a director of the Federal National Mortgage Association (Fannie Mae) on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Ms. Rahl resigned as a director of Fannie Mae.

4)	Mr. Charles Sirois was acting as Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

5)	Mr. Robert J. Steacy was a director of ITI Education Corporation (ITI) (as a result of Torstar Corporation’s partial ownership of ITI) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Steacy resigned from the Board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC, which prohibited the trading of securities of ITI until filing an Order of Revocation by the OSC. This cease trading order was imposed as a result of ITI’s failure to file its interim financial statements in accordance with Ontario securities law.

CIBC     PROXY CIRCULAR    4

Nominees for Election as a Director

BRENT S. BELZBERG Toronto, Ontario Age: 58 Independent	Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the former public company directorships listed below, Mr. Belzberg has served on the board of a number of investee companies. Mr. Belzberg is a director of Mount Sinai Hospital and Chair of its Quality Committee. He is Chair of the Canadian Council for Israel and Jewish Advocacy (CIJA) and also serves as an advisor to the law faculty at the University of Toronto. Before 1979 Mr. Belzberg practiced law at Torys LLP in Toronto.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (2005)		16/16	9/9
Risk Management Committee (2005 – August 2008)		6/6	3/3
Management Resources and Compensation Committee (August 2008)		1/1	0/0

Other Public Board Directorships During Last Five Years(1)
Other Public Board Committee Memberships(2)

Four Seasons Hotels Inc.	2002 – 2007	—
O&Y Real Estate Investment Trust	2001 – 2005	—

JALYNN H. BENNETT C.M. Toronto, Ontario Age: 65 Independent	Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada, a former commissioner of the Ontario Securities Commission, and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. In addition to the public company directorships listed below, Mrs. Bennett is a director of The Cadillac Fairview Corporation Limited. In 2008 Mrs. Bennett was appointed by the Treasury Board of Canada Secretariat as an external member of the Departmental Audit Committee of Human Resources and Social Development Canada.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 93%	during Fiscal 2008

Board (1994)		15/16	9/9
Audit Committee (2005)		6/7	2/2
Corporate Governance Committee (2000), Chair (2003)		5/5	2/2

Other Public Board Directorships During Last Five Years(1)
Other Public Board Committee Memberships(2)

Aur Resources Inc.(3)	2007 – 2007	—
Bombardier Inc.	2002 – 2004	—
Canwest Global Communications Corp.	1998 – 2005	—
Nortel Networks Corporation	2005 – present	Compensation and Human Resources
Nortel Networks Limited	2005 – present	Compensation and Human Resources, Pension Fund Policy
Sears Canada Inc.	1993 – 2005	—
Teck Cominco Limited	2005 – present	Audit, Corporate Governance, Pension

5    CIBC     PROXY CIRCULAR

Nominees for Election as a Director

GARY F. COLTER Mississauga, Ontario Age: 62 Independent	Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc., successor to the Retirement Residences Real Estate Investment Trust, which ceased to be a public company in 2007. He is also a member of its Corporate Governance Committee and Chair of its Audit Committee.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (2003)		16/16	9/9
Audit Committee (2003), Chair (2003)		7/7	2/2
Corporate Governance Committee (2003)		5/5	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Core-Mark Holding Company Inc.	2004 – present	Audit, Compensation, Governance (Chair)
Owens-Illinois Inc.	2002 – present	Audit (Chair), Governance
Retirement Residences Real Estate Investment Trust(3)	2005 – 2007	—
Viterra (formerly Saskatchewan Wheat Pool)	2003 – 2006	—

LUC DESJARDINS Montreal, Quebec Age: 56 Independent	Mr. Desjardins is an equity partner at The Sterling Group, LP, a private equity firm based in Houston, Texas. From 2000 to 2008 Mr. Desjardins was with Transcontinental Inc., a leading publisher of consumer magazines and French-language educational resources. From 2000 to 2004 he was President and Chief Operating Officer and from 2004 to 2008 he was President and Chief Executive Officer. Mr. Desjardins is a director of Kruger Inc. and Cendrex inc. and is a member of the World Presidents’ Organization.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: n/a	during Fiscal 2008

Not currently a director		n/a	n/a

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Transcontinental Inc.	2000 – 2004	—

WILLIAM L. DUKE Kenosee Lake, Saskatchewan Age: 62 Independent	Mr. Duke is President of Annandale Farms Inc. and operates a 3,500 acre mixed grain farm in southeast Saskatchewan. He is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada’s Special Advisory Committee. Mr. Duke operated a farm management and tax consulting business from 1975 to 1985.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (1991)		16/16	9/9
Management Resources and Compensation Committee (2005)		5/5	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	—	—

CIBC     PROXY CIRCULAR    6

Nominees for Election as a Director

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia, U.S.A. Age: 59 Independent	Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. In addition to the public company directorships listed below, Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Counselors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 83%	during Fiscal 2008

Board (2001)		13/16	8/9
Corporate Governance Committee (2007 – February 2008)		3/3	0/0
Management Resources and Compensation Committee (February 2008)		2/3	1/1
Risk Management Committee (2003 – February 2008)		2/2	0/0

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

AbitibiBowater Inc.	2007 – present	Audit, Environmental Health and Safety
Bowater Incorporated	2003 – 2007
Canadian National Railway Company	2001 – present	Environment, Safety and Security, Finance,
Human Resources and Compensation
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
Ontario Energy Savings Corp.	2006 – present	Compensation and Human Resources, Risk
TransAlta Corporation	2002 – present	Nominating and Corporate Governance

LINDA S. HASENFRATZ Guelph, Ontario Age: 42 Independent	Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. Ms. Hasenfratz is Vice Chairman of the Royal Ontario Museum Foundation and is a member of the Canadian Board of Advisors of Catalyst. She is Co-Chair of the North American Competitive Council and is Vice Chair of the Board of Directors of the Original Equipment Suppliers Association. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003 and received the Wilfrid Laurier Outstanding Leader Award in November 2007.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (2004)		16/16	8/9
Management Resources and Compensation Committee (2004)		5/5	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Linamar Corporation	1998 – present	—

NICHOLAS D. LE PAN Ottawa, Ontario Age: 57 Independent	Mr. Le Pan has extensive experience in financial services matters. He served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from May 2000. He acted as Deputy Superintendent (Supervision) from 1997, where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also the Chair of the Canadian Public Accountability Board which oversees auditors of public companies, Chair of the Independent Review Committee of Brandes Investment Funds and a member of the board of the Toronto Centre for Leadership in Financial Sector Supervision.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (February 2008)		9/9	4/5
Risk Management Committee (February 2008)		4/4	6/6

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	—	—

7    CIBC     PROXY CIRCULAR

Nominees for Election as a Director

THE HONOURABLE JOHN P. MANLEY P.C. Ottawa, Ontario Age: 59 Independent	Mr. Manley is Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. In addition to the public company directorships listed below, Mr. Manley is a director of Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo, The Conference Board of Canada and the Board of Directors of the Institute for Research on Public Policy. In 2007 Mr. Manley was appointed Chair of the Independent Panel on Canada’s Future Role in Afghanistan.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 95%	during Fiscal 2008

Board (2005)		15/16	9/9
Audit Committee (2005 – March 2007)(February 2008)		4/4	1/1
Risk Management Committee (2007 – February 2008)		2/2	0/0

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

CAE	2008 – present	–
Canadian Pacific Railway	2006 – present	Audit, Corporate Governance and Nominating, Pension Trust Fund
Nortel Networks Corporation	2004 – present	Compensation and Human Resources
Nortel Networks Limited	2004 – present	Compensation and Human Resources, Pension Fund Policy

GERALD T. McCAUGHEY Toronto, Ontario Age: 52 Not Independent(4)	Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Client Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice-Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is Chair of the Advisory Board for the Canada Institute of the Woodrow Wilson Center, a director of the Frontier College Foundation, and a member of The Learning Partnership’s Corporate Advisory Board.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (2005)		16/16	9/9
Mr. McCaughey is not a member of any Board committees but is invited to attend at the pleasure of a committee chair.

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	—	—

CIBC     PROXY CIRCULAR    8

Nominees for Election as a Director

JANE L. PEVERETT Vancouver, British Columbia Age: 50 Independent	Ms. Peverett was appointed President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) in 2005. She resigns from that position in January 2009. From 2003 to 2005 Ms. Peverett was Chief Financial Officer of BCTC. Prior to joining BCTC, Ms. Peverett was with Union Gas Limited where she held progressively senior finance and regulatory affairs roles until her appointment in 2001 as President and Chief Executive Officer, becoming the first woman president of a natural gas utility in Canada. Ms. Peverett was made a fellow of the Society of Management Accountants in 2003 and was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004. In addition to the public company directorships listed below, Ms. Peverett is a director of the Canadian Electricity Association and is director and Vice-Chair of the B.C. Business Council. Ms. Peverett has been involved in the Stratford Festival, National Ballet School and the CMA Board in British Columbia. In 2005, Ms. Peverett received a PEAK award honouring women’s excellence in the field of finance.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: n/a	during Fiscal 2008

Not currently a director		n/a	n/a

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

EnCana	2003 – present	Audit, Human Resources and Compensation
Northwest Natural Gas Company	2007 – present	Audit, Organization and Executive Compensation, Strategic Planning

LESLIE RAHL New York, New York, U.S.A. Age: 58 Independent	Mrs. Rahl is President and Founder of Capital Market Risk Advisors, Inc., (CMRA) of New York, a consulting boutique specializing in risk management, hedge funds and risk governance. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. She is a director of the International Association of Financial Engineers and a member of the Alternative Investment Management Association’s Hedge Fund Committee. She is a former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2008

Board (2007)		16/16	8/9
Risk Management Committee (2007)		6/6	6/6

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Federal National Mortgage Association (also known as Fannie Mae)	2004 – 2008	—

CHARLES SIROIS C.M., O.Q., Montreal, Quebec Age: 54 Independent	Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois is also Chairman and Chief Executive Officer of Enablis Entrepreneurial Network, a private sector-led and global non-profit organization dedicated to help bridge the digital divide by supporting entrepreneurs in developing countries who adopt Information and Communication Technologies (ICTs) as a significant part of their growth strategy. In addition to the public company directorship noted below, Mr. Sirois is also a director of FA Capital Corp. and Gestion ID Capital Inc.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2008

Board (1997)		15/16	6/9
Corporate Governance Committee (2003)		5/5	2/2
Management Resources and Compensation Committee		2/2	1/2
(1997 – February 2008), Chair (2003 – February 2008)
Risk Management Committee, Chair (February 2008)		4/4	6/6

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Cossette Communication Group Inc.	2007 – present	Human Resources and Corporate Governance
Microcell Telecommunications Inc.	1997 – 2004	—
Telesystem International Wireless Inc.	1997 – 2004	—

9    CIBC     PROXY CIRCULAR

Nominees for Election as a Director

STEPHEN G. SNYDER Calgary, Alberta Age: 59 Independent	Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. He is Chair of the Calgary Stampede Foundation and Chair of the Secretariat for Action on Homelessness for the Province of Alberta. He is past Chair of The Conference Board of Canada, past Chair of the Calgary Zoo, past Chair of the ecoENERGY Carbon Capture and Storage Task Force and past Chair of the Calgary Committee to End Homelessness. He is a director of the Fraser Institute and the Canadian INSEAD Foundation. In 2008 Mr. Snyder received the Honorary Associate Award from The Conference Board of Canada. He received the Alberta Centennial Medal in 2005.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2008

Board (2000)		15/16	7/9
Corporate Governance Committee (2004 – March 2007) (February 2008)		2/2	2/2
Risk Management Committee (2004), Chair (2004)		2/2	0/0

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

TransAlta Corporation	1996 – present	—

ROBERT J. STEACY Toronto, Ontario Age: 58 Not Independent(4)	Mr. Steacy is a retired Chief Financial Officer of Torstar Corporation, a major Canadian media company, with over 20 years of senior financial officer experience. Mr. Steacy was Executive Vice President and Chief Financial Officer of Torstar Corporation from 2002 to 2005; Vice President Finance from 1989 to 2002; and Director, Finance from 1983 to 1988. He has served on the boards of Torstar subsidiaries, investments and also on a number of not-for-profit boards including University of Toronto Press where he was Chair of the Human Resources Committee and a member of the Audit Committee. In addition to the public company directorships listed below, he is also a director of OCP Holdings Corporation.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 85%	during Fiscal 2008

Board (February 2008)		7/9	5/5
Risk Management Committee (February 2008)		4/4	6/6

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Alliance Atlantis Communications Inc.(3)	2005 – 2007	—
Cineplex Galaxy Income Fund	2005 – present	Audit (Chair), Compensation
Domtar Corporation	2007 – present	Audit (Chair), Nominating and Corporate Governance
Domtar Inc.(3)	2005 – 2007	—
Somerset Entertainment Income Fund	2005 – 2007	—

RONALD W. TYSOE Jupiter, Florida U.S.A. Age: 55 Independent	From October 2006 to October 2007 Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP. Mr. Tysoe was Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006 and served as Chief Financial Officer of Federated from 1990 to 1997.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2008	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2008

Board (2004)		15/16	9/9
Audit Committee (2007)		7/7	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Cintas Corporation	2008 – present	Audit, Governance
Great American Financial Resources, Inc.	1999 – 2004	—
Macy’s Inc. (formerly Federated Department Stores, Inc.)	1988 – 2005	—
NRDC Acquisition Corp.	2007 – present	Audit
Ohio Casualty Corporation(3)	2006 – 2007	—
Pzena Investment Management, Inc.	2008 – present	Audit, Compensation and Nominating, Corporate Governance
Scripps Networks Interactive Inc. (spun off from The E.W. Scripps Company)	1996 – present	Audit (Chair), Compensation
Taubman Centers, Inc.	2007 – present	Audit, Executive

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(2)	Current committee memberships.

(3)	Ceased to be a public company in 2007.

(4)	See table called Independence Status of Director Nominees on page 3.

CIBC     PROXY CIRCULAR    10

Director attendance at Board and committee meetings

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required, usually on short notice (approximately three weeks or less). A director is encouraged to attend all regularly scheduled Board and committee meetings and expected to attend 75% of these meetings. This standard is not applied to attendance at special Board or special committee meetings.

Board and committee meeting frequency and overall attendance for fiscal 2008

Below is a summary of Board and committee meetings held in fiscal 2008 together with overall Board and committee attendance. The attendance record of each director nominee is set out in his or her biographical information on pages 5 to 10. Each director nominee who is currently a director of CIBC attended 75% or more of regularly scheduled Board and committee meetings.

	Number	Number	Attendance	Attendance
	of regular	of special	at regular	at all
Board/Committee	meetings	meetings	meetings	meetings
Board of Directors	16	9	95%	94%

Audit Committee	7	2	97%	96%

Corporate Governance Committee	5	2	100%	100%

Management Resources and Compensation Committee	5	3	95%	92%

Risk Management Committee	6	6	100%	100%

Attendance record for directors not standing for re-election:

Management
Resources
					Corporate		and
			Audit		Governance		Compensation
Name	Board		Committee		Committee		Committee
	Regular	Special	Regular	Special	Regular	Special	Regular	Special
Ivan E.H. Duvar	16/16	8/9	7/7	1/2	—	—	—	—

William A Etherington	16/16	9/9	—	—	—	—	—	—

John S. Lacey	15/16	9/9	—	—	5/5	2/2	5/5	3/3

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At the last annual meeting of shareholders held on February 28, 2008, all of the nominees standing for election as a director attended.

4. Shareholder proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting and the response of management and the Board to each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2009 Management Proxy Circular must be submitted by October 17, 2009.

BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees:

•	Audit Committee

•	Corporate Governance Committee

•	Management Resources and Compensation Committee

•	Risk Management Committee

The Board has approved a mandate for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. Any revisions to a mandate are also reviewed annually by the Corporate Governance Committee and approved by the Board. For fiscal 2008, each committee is satisfied that it has fulfilled its mandate.

To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during fiscal 2008.

11    CIBC     PROXY CIRCULAR

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 13 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available www.cibc.com	Fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries.

Responsibilities include:

• Financial Reportings
✓ Review the integrity of CIBC’s financial statements and financial disclosures and recommend for Board approval
✓ Review the consolidated annual and interim financial statements, external auditors’ report and Management’s Discussion and Analysis and recommend for Board approval
✓ Review other financial disclosures and recommend for Board approval
✓ Review any material changes in accounting policies and practices
• External Auditors
✓ Review guidelines on hiring employees from the external auditors
✓ Review and approve external auditors’ annual audit plan
✓ Review and assess external auditors’ independence annually
✓ Review qualifications and performance of external auditors annually
✓ Review external auditors’ compensation and recommend for Board approval annually
✓ Review and approve non-audit services to CIBC or its subsidiaries by the external auditors
✓ Review external auditors’ annual report on their internal quality-control procedures
✓ Select and recommend external auditors, for appointment by shareholders annually
• Internal Audit Function
✓ Review performance and appoint Chief Auditor annually
✓ Review and assess internal auditors’ independence
✓ Review and approve internal auditors’ annual audit plan
✓ Review and approve Internal Audit Charter and Mandate annually
• Internal Controls
✓ Monitor CIBC’s system of internal control
✓ Review the effectiveness of the design and operation of CIBC’s internal control systems annually
✓ Review and approve CIBC’s fraud prevention and detection program annually
✓ Review and approve CIBC’s business continuity management and insurance programs annually
• Whistleblowing Procedures
✓ Review and approve procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters
• Succession Planning
✓ Review succession plans for the Chief Financial Officer (CFO) and the Chief Auditor annually

2008 KEY MILESTONES	Major Initiative Oversight: Active oversight of major initiatives relating to controls around information technology and information security.

Audit Partner Rotation:  The Committee had oversight of the lead auditor rotation process and designated a new lead auditor in December 2007.

Internal Controls:  Active oversight of control issues resolution at CIBC and FirstCaribbean International Bank.

Director Continuing Education: Individual education plans were developed for each Committee member as part of the continuing education process. Training and ongoing reporting for Committee members in planning for implementation of International Financial Reporting Standards.

MEMBERSHIP	• G.F. Colter, Chair • J.H. Bennett • I.E.H. Duvar • J.P. Manley • R.W. Tysoe	• All members are “financially literate” as required by the NYSE and the CSA. • Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

Additional information relating to the composition of the Audit Committee, the Committee mandate, the relevant education and experience of its members and CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in our Annual Information Form dated December 4, 2008 which is available at www.cibc.com.

CIBC     PROXY CIRCULAR    12

Audit Committee Report regarding SEC matters

CIBC management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Accountability Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Audit Committee the written disclosures and the letter required by Rule 3600T of the Public Company Accounting Oversight Board (United States), which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board (United States), which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2008 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Gary F. Colter, Chair, Jalynn H. Bennett, Ivan E.H. Duvar, John P. Manley and Ronald W. Tysoe.

13    CIBC     PROXY CIRCULAR

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE		Assist Board in fulfilling its corporate governance oversight responsibilities.
Full Committee mandate		Responsibilities include:
is available at		• Oversight of Corporate Governance Matters
www.cibc.com		✓ Review corporate governance framework and activities and report to the Board on the state of CIBC’s corporate governance activities annually
Committee chair		✓ Review processes for administering CIBC’s Disclosure Policy annually
mandate is available at		✓ Review corporate governance disclosure
www.cibc.com		✓ Review proposed changes to CIBC’s organization structure which have a significant effect on controls or the independence of key control groups
• Composition and Performance of the Board and its Committees
✓ Consider and recommend to the Board the nomination or appointment of directors to the Board and Board committees
✓ Recommend to the Board the removal of a director from a Board committee
✓ Establish and recommend for Board approval the criteria for director and committee member selection and review the criteria annually
✓ Oversee and review annually a program for director development
✓ Review and recommend for Board approval performance goals for the Chair of the Board annually
✓ Review director remuneration annually
✓ Review mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and the chair of each committee annually
✓ Assess the performance of the Board, the directors, each committee and the Chair of the Board annually
✓ Evaluate director independence annually
✓ Review and recommend for Board approval criteria for the tenure of directors
• Chair of the Board Succession
✓ Review succession and emergency preparedness planning for the Chair of the Board and recommend the process to the Board for approval annually
• Conflicts of Interest and Conduct Review
✓ Review policies, practices and procedures relating to self-dealing and conflicts of interest
✓ Review compliance with the CIBC Code of Conduct and Code of Ethics for Directors annually
✓ Review policies and procedures relating to reputation risk annually
✓ Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

2008 KEY MILESTONES	Board Renewal: As part of its commitment to ongoing Board renewal, the Committee retained an external advisor to assist in recruiting director candidates to fill planned vacancies in the Board’s composition. Mr. Luc Desjardins and Ms. Jane L. Peverett have been put forward as new nominees for election by the shareholders as directors. See page 6 and page 9, respectively, for more information on these individuals. As part of its annual review of optimal Board size for effective decision making, the Committee reduced the optimum size of the Board from a range of 16 to 18 to a range of 14 to 16. The Board fixed the number of directors at 16.

Board Operations:  The Committee revised the succession planning and selection process for the Chair of the Board position to effect a seamless transition to a new Chair in February 2009.

Stakeholder Engagement: Throughout the year, members of the Committee participated in stakeholder dialogue regarding matters of interest to shareholders, including executive compensation and a shareholder advisory vote on the executive compensation policy and report in the Circular (also known as Say on Pay).

MEMBERSHIP	• J.H. Bennett, Chair • G.F. Colter, Chair, Audit Committee • J.S. Lacey, Chair, Management Resources and Compensation Committee • C. Sirois, Chair, Risk Management Committee • S.G. Snyder	• The Committee includes at least one member of each of the other Board committees to enhance communication and overall governance.

100% INDEPENDENT		All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

CIBC     PROXY CIRCULAR    14

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its “Report on Executive Compensation” beginning on page 21.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com	Assist Board in fulfilling its governance responsibilities and providing strategic oversight in relation to CIBC’s executive compensation practices and key human resources policies, including oversight of CIBC pension plans.

Responsibilities include:

• Chief Executive Officer Performance, Compensation, Employment Arrangements and Succession
    ✓ Review CEO performance goals for Board approval annually
    ✓ Evaluate CEO performance and review with the Board annually; recommend CEO compensation to Board for approval annually
    ✓ Review CEO employment arrangements and recommend to Board for approval
✓ Review a succession and emergency preparedness plan for the CEO and recommend for Board approval annually

• Compensation, Employment Arrangements and Succession Planning of Select Senior Executives other than the Chief Executive Officer
✓ Review compensation for senior executives reporting to the CEO and other key officers and recommend for Board approval annually
✓ Review arrangements relating to all appointments at the level of Executive Vice-President and above, and recommend appointments for Board approval
✓ Review succession and emergency preparedness plan for all senior executives reporting to the CEO, including the CFO, and other key officers, and recommend for Board approval annually

• Internal Controls, Regulatory Compliance and Human Resources Risks
✓ Review management’s assessment of significant human resources risks and effectiveness of related internal controls annually
✓ Review significant organizational changes and recommend for Board approval

• Compensation Principles, Policies and Plans, Incentive Compensation Plans and Equity-Based Plans
✓ Review and approve compensation principles and policies annually and ensure plans for executives are consistent with these principles and policies
✓ Review executive compensation plans and recommend any new plans for Board approval

• CIBC Pension Funds and Pension Plans
✓ Act as administrator and fiduciary of CIBC pension funds and pension plans
✓ Review performance, material risks and governance structure of CIBC pension plans and related pension funds
✓ Review and approve new CIBC pension plans or material amendments to the pension plans

• Disclosure
✓ Prepare the Report on Executive Compensation for CIBC’s Management Proxy Circular

2008 KEY MILESTONES	Executive Compensation: The Committee requested and reviewed reports from its independent advisor on the compensation program for the Senior Executive Team (SET), including the CEO, to (1) provide an external assessment of the inherent difficulty of achieving business performance goals for the short-, mid- and long-term incentive plans; (2) validate that strong pay-for-performance linkages were demonstrated for the recent fiscal year as well as over the mid-term (i.e., three prior fiscal years); and (3) test future performance linkages, under a variety of performance scenarios, to verify that the value delivered to executives is linked to CIBC’s performance over the long-term.

Talent Management: The Committee continued implementing its five-year Talent Strategy which focuses on enhancing succession and improving organizational effectiveness by broadening executive mandates and minimizing management layers. This year, in addition to reviewing SET succession plans, including for the CEO, and the associated development plans for SET, the Committee reviewed succession plans for all executives reporting directly to SET. The Committee reviewed a report on CIBC’s 2008 Executive Talent Review, which included one-on-one interviews with approximately 200 executives and the creation of individual executive profiles, which will assist with staffing and development at the executive level.

Organization Structure: The Committee recommended and the Board approved (1) changes to the World Markets structure to align with the new business strategy; (2) significant changes to the Risk Management structure to strengthen decision making and accountability; (3) changes to the Finance structure to enhance value-added advisory service to business leaders and optimize efficiency; and (4) consolidating most of the control functions focused on operational risk within the Administration group to more effectively mitigate and monitor business risk while optimizing the time management spends on these activities.

Director Continuing Education: The Committee conducted two educational sessions focused on (1) executive talent management, including succession planning, leadership development and diversity, with a particular focus on the role of the Board in these areas; and (2) an overview of trends and best practices in executive compensation design, governance and disclosure.

MEMBERSHIP	• J.S. Lacey, Chair
• B.S. Belzberg
• W.L. Duke
• G.D. Giffin
• L.S. Hasenfratz

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

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Report of the Risk Management Committee

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com	Assist Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Responsibilities include:

•  Credit, Market, Investment, Operational, Balance Sheet (including capital, subsidiaries, affiliates and legal entities) and Liquidity Risks (as well as other treasury-related risks)
    ✓ Review risk appetite statement and recommend for Board approval annually
    ✓ Review and approve risk limits and key policies and procedures for credit, market, investment, operational and liquidity risks annually
    ✓ Review and recommend for Board approval capital policies annually
    ✓ Review CIBC’s risk profile, identifying material risks associated with CIBC’s businesses and operations, emerging risk issues and trends and compliance with risk limits, policies and procedures for credit, market, operational, investment and liquidity risks
    ✓ Report to the Board on all credits and investments reviewed by the Committee

•  Reputation and Legal Risks, Outsourcing and Regulatory Compliance
    ✓ Review management’s compliance with policies and procedures established by management for the effective identification and control of reputation and legal risks annually
    ✓ Review compliance with Outsourcing Policy annually
    ✓ Review management’s compliance with laws and regulations annually

•  Succession Planning
✓ Review succession plans for the Chief Risk Officer annually

2008 KEY MILESTONES	Risk Appetite Statement: The Committee reviewed CIBC’s Risk Appetite Statement and recommended to the Board for approval. The statement formalizes CIBC’s risk strategy to be a low risk Canadian bank, consistent with CIBC’s strategic imperative of consistent and sustainable earnings; the statement formalizes ten key target metrics which are reported on regularly. The Risk Appetite Statement was one component of an overall risk diagnosis completed by management with the assistance of external advisors. The other key components of the review were the risk organization structure, risk governance process and risk reporting.
Retail and Wholesale Credit: The Committee reviewed the credit performance of CIBC’s loan portfolios, including a quarterly report of actual specific loan loss provisions compared with plan. The Committee also reviewed stress testing results on all major portfolios, including cards, mortgages and unsecured personal lending in the retail business, and U.S. real estate finance, manufacturing, oil & gas, and auto securitization in the wholesale business.
Basel II: The Committee reviewed CIBC’s transition to Basel II in the first quarter following OSFI approval of CIBC’s AIRB(1) and conditional approval for AMA(2). The Committee also reviewed CIBC’s Pillar II assessment and 2009 Capital Plan, which included stress testing and capital allocation assessments.
Other Risks: The Committee placed particular emphasis throughout 2008 on the turmoil in the global capital markets and its implications in particular on CIBC’s structured credit portfolios. Portfolio updates and stress analyses were important components of the Risk Management Committee’s meetings in 2008.
Director Continuing Education: The Committee received educational updates on Basel II, including the conversion to the Pillar I and the Pillar II assessment process. Economic capital education sessions were also completed with a focus on market risk and counterparty credit risk.

MEMBERSHIP	• C. Sirois, Chair
• N.D. Le Pan
• L. Rahl
• R.J. Steacy

MAJORITY INDEPENDENT	All but one member met Board approved independence standards. The standards are derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

Notes:

(1)	AIRB: Advanced Internal Ratings Based Approach, which is the most advanced Basel II credit risk methodology, where capital is calculated based on CIBC’s internal credit ratings of customers, as well as internal credit risk parameters.

(2)	AMA: Advanced Measurement Approach, which is the most advanced Basel II methodology for calculation of operational risk.

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EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of directors

The Corporate Governance Committee reviews director compensation every year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members, and to remain competitive with director compensation trends in Canada. In doing so, the Committee uses industry survey comparative data and from time to time retains an independent external consultant to assist in reviewing director compensation. Based on such a review of industry comparative data, the Board of Directors agreed to strengthen CIBC’s share ownership guideline. See page 18 for details on the new ownership guideline effective August 1, 2008.

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of fees. These fees may be paid in various ways: cash, CIBC common shares and/or deferred share units (DSUs). A DSU is a bookkeeping entry credited to an account maintained for the individual director until retirement from the Board. The value of a DSU is equal to the value of a CIBC common share. DSUs are entitled to dividend equivalent payments that are credited to a director in the form of additional DSUs at the same rate as dividends on common shares. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director of CIBC. DSUs do not entitle the holder to voting or other shareholder rights. A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director.

Director compensation

Chair of the Board retainer(1)	$300,000 per year

Director retainer:
– Cash	$ 40,000 per year
– Deferred share units/common shares	$ 60,000 per year

Committee chair retainer
– Audit Committee	$ 40,000 per year
– Other Committees	$ 25,000 per year

Committee member retainer(2)	$ 5,000 per year

Special committee member retainer(3)	$ 25,000 per year

Board/committee meeting attendance fee(4)	$ 2,000 per meeting

Non-resident attendance fee(5)	$ 2,000 per trip

Notes:

(1)	The Chair of the Board receives an Annual Retainer of $300,000 with $120,000 payable in cash, DSUs or CIBC common shares and $180,000 payable in CIBC common shares or DSUs. The Chair of the Board receives no additional fees as a director.

(2)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but would receive a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee would receive a committee member retainer.

(3)	During fiscal 2008 a special committee was established to assess certain litigation matters.

(4)	The meeting attendance fee is the same whether the meeting is attended in person or by teleconference.

(5)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

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Individual director compensation paid in fiscal 2008

The following table sets out the compensation paid during fiscal 2008 to each individual who is currently a director.

Fees paid to current directors during the period November 1, 2007 to October 31, 2008

						Non-		Total Fees
		Committee	Committee	Board	Committee	Resident	Total	Allocated to
	Board	Member	Chair	Attendance	Attendance	Attendance	Fees	CIBC Common
	Retainer	Retainer	Retainer	Fees	Fees	Fees	Earned	Shares/DSUs
Name	($)	($)	($)	($)	($)	($)	($)	(%)
Brent S. Belzberg	100,000	5,000	0	50,000	20,000	0	175,000	100

Jalynn H. Bennett	100,000	5,000	25,000	48,000	30,000	0	208,000	29

Gary F. Colter(1)	100,000	5,000	40,000	50,000	38,250	0	233,250	26

William L. Duke	100,000	5,000	0	50,000	16,000	12,000	183,000	100

Ivan E.H. Duvar	100,000	5,000	0	48,000	16,000	16,000	185,000	32

William A. Etherington(2)	300,000	0	0	0	0	0	300,000	100

Gordon D. Giffin	100,000	7,083	0	42,000	16,000	14,000	179,083	34

Linda S. Hasenfratz	100,000	5,000	0	48,000	16,000	0	169,000	36

John S. Lacey	100,000	5,833	16,667	48,000	30,000	0	200,500	50

Nicholas D. Le Pan(1)(3)	66,667	3,333	0	26,000	26,250	0	122,250	55

John P. Manley	100,000	5,000	0	48,000	14,000	0	167,000	68

Gerald T. McCaughey(4)	—	—	—	—	—	—	—	—

Leslie Rahl	100,000	5,000	0	48,000	24,000	14,000	191,000	100

Charles Sirois(1)	100,000	5,000	25,000	42,000	46,250	14,000	232,250	100

Stephen G. Snyder	100,000	5,000	8,333	44,000	12,000	14,000	183,333	100

Robert J. Steacy(3)	66,667	3,333	0	24,000	20,000	0	114,000	58

Ronald W. Tysoe	100,000	5,000	0	48,000	18,000	14,000	185,000	100

TOTAL	1,733,334	74,582	115,000	664,000	342,750	98,000	3,027,666

Notes:

(1)	During fiscal 2008 a special committee was established to assess certain litigation matters. A payment of $6,250 for each committee member is included in the committee attendance fees set out above.

(2)	As Chair of the Board, Mr. Etherington receives an annual retainer of $300,000. He does not receive any other compensation as a director.

(3)	Messrs. Le Pan and Steacy were elected as directors effective February 28, 2008.

(4)	Mr. McCaughey receives no compensation as a director.

Director equity plans

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

Non-Officer Director Share Plan – This plan provides that non-officer directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash compensation includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

Director Deferred Share Unit/Common Share Election Plan – This plan provides for the DSU/common share component of the director retainer to be paid to directors in the form of either DSUs or CIBC common shares.

DSUs allocated under the director equity plans are entitled to dividend equivalent payments, in the form of additional DSUs, at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable when he or she is no longer a director of CIBC, and in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the TSX on a date related to the date the DSU is payable. Total accruals for additional DSUs allocated to directors under the above plans during fiscal 2008 was $894,917.

Director equity ownership guideline

CIBC encourages its directors to have an equity position in CIBC. The Board of Directors reviewed director compensation in May 2008 and strengthened CIBC’s director equity ownership guideline. Under the previous guideline, a director was expected to invest half of the cash component of the director retainer in CIBC common shares and/or DSUs until the director owned CIBC common shares and/or DSUs having a value of not less than $300,000. Effective August 1, 2008, a director is expected to invest half of the cash component of the director retainer in CIBC common shares and/or DSUs until the director owns common shares and/or DSUs having a value of not less than four times the director retainer (4 x $100,000). A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board. If a director, who previously met the guideline, no longer meets it as a result of fluctuations in share price, the director has an additional year to do so.

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All of CIBC’s directors currently meet, or are on track to meet, CIBC’s equity ownership guideline. The following table sets out each director’s equity ownership interest in CIBC and any changes in ownership interest since December 31, 2007.

	Equity Ownership		Equity Ownership
	at		at		Net Change in
	January 6, 2009		December 31, 2007		Equity Ownership
								Guideline Met (✓)
	CIBC		CIBC		CIBC		Market Value of	OR
	Common		Common		Common		Equity Holdings at	Investment Required
	Shares(1)	DSUs	Shares(1)	DSUs	Shares	DSUs	January 6, 2009(2)	to meet Guideline
Name	(#)	(#)	(#)	(#)	(#)	(#)	($)	($)
Brent S. Belzberg(3)	3,500	7,584	1,250	4,340	2,250	3,244	582,464	✓

Jalynn H. Bennett	14,184	—	13,663	—	521	—	745,369	✓

Gary F. Colter	11,247	—	10,732	—	515	—	591,030	✓

William L. Duke	18,517	—	17,078	—	1,439	—	973,068	✓

Ivan E.H. Duvar	9,194	6,462	8,689	5,147	505	1,315	822,723	✓

William A. Etherington	56,751	—	54,164	—	2,587	—	2,982,265	✓

Gordon D. Giffin	2,281	7,170	1,525	6,780	756	390	496,650	✓

Linda S. Hasenfratz(4)	5,696	—	5,181	—	515	—	299,325	100,675

John S. Lacey	3,558	7,896	3,558	5,860	—	2,036	601,908	✓

Nicholas D. Le Pan(5)	2,153	—	n/a	n/a	n/a	n/a	113,140	286,860

John P. Manley(6)	987	5,510	—	5,210	987	300	341,417	58,583

Gerald T. McCaughey(7)	171,038	—	160,970	—	10,068	—	8,988,047	✓

Leslie Rahl(8)	26	4,097	—	771	26	3,326	216,664	183,336

Charles Sirois	13,236	6,462	11,369	5,147	1,867	1,315	1,035,130	✓

Stephen G. Snyder	23,216	—	21,472	—	1,744	—	1,220,001	✓

Robert J. Steacy(5)	2,000	1,185	n/a	n/a	n/a	n/a	167,372	232,628

Ronald W. Tysoe	6,000	11,690	6,000	8,073	—	3,617	929,610	✓

Notes:

(1)	Information as to shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director.

(2)	The value of a DSU is tied to the value of CIBC’s common shares. The market value of equity holdings was calculated based on $52.55, the average of the high and low price of a CIBC common share on the TSX on January 5, 2009.

(3)	Mr. Belzberg exercises control or direction over 4,000 CIBC Non-Cumulative Class A Preferred Shares, Series 23 with an aggregate market value at January 6, 2009 of $103,000.

(4)	Ms. Hasenfratz met the previous guideline and has until May 26, 2010 to meet the new guideline. The value of her equity ownership is expected to reach the guideline by that date.

(5)	Messrs. Le Pan and Steacy joined the Board effective February 28, 2008 and have until February 28, 2013 to meet the equity ownership guideline. The value of their equity ownership is expected to reach the guideline by that date.

(6)	Mr. Manley met the previous guideline and has until February 24, 2011 to meet the new guideline. The value of his equity ownership is expected to reach the guideline by that date.

(7)	Mr. McCaughey does not receive compensation for his services as a director and is, therefore, not eligible to receive DSUs under director compensation plans.

(8)	Mrs. Rahl joined the Board effective May 30, 2007 and has until May 30, 2012 to meet the equity ownership guideline. The value of her equity ownership is expected to reach the guideline by that date.

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Director stock options

Common share option grants were made to non-officer directors as part of their compensation in 2000, 2001 and 2002 under the Non-Officer Director Stock Option Plan, established by the Board in June 2000 and approved by the shareholders in March 2001. In January 2003, the Board determined that no further options would be granted under the plan. The following table sets out option grants made under the plan to current directors.

					For Vested Options at January 6, 2009
				Options			Value of
			Exercise	Granted			Unexercised
	Date Granted	Expiry Date(1)	Price	and Vested	Exercised	Unexercised	Options(2)
Name	(mm/dd/yy)	(mm/dd/yy)	($)	(#)	(#)	(#)	($)
Jalynn H. Bennett	06/01/00	06/01/10	40.37	2,000	—	2,000	24,360
	03/06/01	03/06/11	48.98	2,000	—	2,000	7,140
	03/05/02	03/05/12	52.29	2,000	—	2,000	520

William L. Duke	06/01/00	06/01/10	40.37	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	—	2,000	7,140
	03/05/02	03/05/12	52.29	2,000	—	2,000	520

Ivan E.H. Duvar	06/01/00	06/01/10	40.37	2,000	—	2,000	24,360
	03/06/01	03/06/11	48.98	2,000	—	2,000	7,140
	03/05/02	03/05/12	52.29	2,000	—	2,000	520

William A. Etherington	06/01/00	06/01/10	40.37	4,000	4,000	—	—
	03/06/01	03/06/11	48.98	4,000	4,000	—	—
	03/05/02	03/05/12	52.29	4,000	4,000	—	—

Gordon D. Giffin	09/11/01	09/11/11	56.08	2,000	—	2,000	(7,060)
	03/05/02	03/05/12	52.29	2,000	—	2,000	520

Charles Sirois	06/01/00	06/01/10	40.37	2,000	—	2,000	24,360
	03/06/01	03/06/11	48.98	2,000	—	2,000	7,140
	03/05/02	03/05/12	52.29	2,000	—	2,000	520

Stephen G. Snyder	08/08/00	08/08/10	42.89	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	2,000	—	—
	03/05/02	03/05/12	52.29	2,000	2,000	—	—

Notes:

(1)	Options expire the earlier of 10 years from date of grant or 60 months from leaving the Board.

(2)	The value shown for unexercised stock options is the in-the-money value at January 6, 2009. This calculation is based on a CIBC common share price of $52.55, the average of the high and low price of a CIBC common share on the TSX on January 5, 2009.

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Report on executive compensation

The Management Resources and Compensation Committee (the Committee) assists the Board in fulfilling its governance responsibilities for CIBC’s human resources policies and practices. Each year, as part of its mandate, the Committee reviews CIBC’s compensation principles, policies and plans, and reports to the Board on CIBC’s executive compensation. The Committee has provided a separate report on its structure, mandate and key achievements during fiscal 2008 on page 15.

This report on executive compensation provides a summary of executive pay at CIBC and describes the processes and policies for determining compensation, specifically for the Senior Executive Team (SET), which is comprised of the Chief Executive Officer and officers who are responsible for a strategic business unit or have a policy-making function and includes the Named Executive Officers set out in the Summary Compensation Table on page 41. The report is intended to make CIBC’s executive compensation policies, practices and decision-making processes transparent and understandable.

CIBC provides all information required by Canadian disclosure rules for executive compensation applicable to entities with an October 31, 2008 fiscal year-end. CIBC also provides additional disclosure, taking into consideration disclosure guidelines from shareholder governance organizations.

Glossary of acronyms

Committee	Management Resources and	NEO	Named Executive Officer	SAR	Stock Appreciation Right
	Compensation Committee	PMM	Performance Management	SBU	Strategic Business Unit
DSOP	Non-Officer Director Stock		and Measurement	SERP	Supplemental Executive
	Option Plan	PSU	Performance Share Unit		Retirement Plan
EPS	Earnings per Share	RDSU	Retirement Deferred Share Unit	SET	Senior Executive Team (includes
ESOP	Employee Stock Option Plan	ROE	Return on Equity		the Chief Executive Officer)
ESPP	Employee Share Purchase Plan	RSA	Restricted Share Award	TDC	Total Direct Compensation
MD&A	Management’s Discussion and Analysis	RSIP DSU	Retirement Special Incentive Plan Deferred Share Unit	TSR	Total Shareholder Return

Executive summary

Pay-for-performance philosophy – CIBC is committed to paying for performance. The proportion of SET compensation that is at risk based on business and individual performance typically ranges from 85% to 90%, comprised of 30% to 40% variable cash and 50% to 55% deferred equity (see page 25) and includes a conservative proportion of options (e.g., options represent approximately 8% of TDC). In the Committee’s view, this compensation mix appropriately balances the focus on CIBC’s short-, mid-and long-term performance objectives.

At the beginning of each fiscal year, the Board approves TDC ranges and the business performance requirements that must be met to achieve Target (i.e., the level of TDC to be paid when individual and business performance have “Met Expectations”), Threshold (i.e., 75% of Target) and Maximum (i.e., 150% of Target) levels of compensation for each SET member (see page 31).

CIBC was one of the first Canadian public companies to tie all variable (i.e., at risk) compensation (both cash and deferred equity grants) to annual business performance. In addition, the value of equity grants is subject to share price performance at the end of the vesting period and, in the case of PSUs, relative ROE performance. This approach results in dual performance requirements – one at grant and one at payout.

Independent testing of business performance requirements and alignment with pay – The business performance requirements referred to above are assessed annually by the Committee’s independent advisor to determine their level of difficulty and probability of achievement. For fiscal 2008, after reviewing CIBC’s and its peer group’s historical performance, as well as analyst expectations for all five major Canadian banks, the independent advisor concluded that the performance requirements established for SET were very challenging to extremely challenging. The deteriorating financial services environment further increased the challenging nature of these goals.

In addition, the Committee’s independent advisor annually validates that the TDC targets are appropriate relative to the market (see page 30 for peer group definition).

To assess future pay and performance linkages, the Committee’s independent advisor tests deferred equity grants under a variety of performance scenarios to verify that the value delivered to executives is linked to CIBC’s performance over the long-term. For example, the Committee annually reviews an analysis of the amounts that the Chief Executive Officer and the other NEOs could receive in deferred equity payouts over the next five and 10 years, using a range of share price return scenarios.

To evaluate whether compensation decisions that were made in the previous three-year period aligned pay with performance, the Committee reviews a report from its independent advisor which compares historical CIBC and peer performance against actual realized pay. In 2008, the independent advisor’s analysis verified that a strong pay-for-performance linkage was achieved for fiscal 2007 as well as over the mid-term (i.e., 2005 through 2007).

Risk-adjusting pay – At the end of each fiscal year, the Chief Executive Officer and the Committee review actual business results against the business performance requirements and then assess the results against risk-adjustment factors (e.g., quality of earnings, risk and compliance requirements, customer metrics, execution of key strategic projects, and employee engagement). This review allows the Committee to appropriately risk-adjust the level of formula-derived TDC to be paid to SET members, if required (see “SET performance compensation process” beginning on page 31).

Share ownership guidelines – Executives are subject to formal share ownership guidelines. In addition, these guidelines apply to Mr. McCaughey for a two-year period post-retirement (see page 49).

Board decisions for the Chief Executive Officer for fiscal 2007 – Mr. McCaughey’s employment contract provides that the Committee determines his stock option grant and base salary increase, if any, at and deferred equity

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the end of the fiscal year, while his variable cash and deferred equity awards (excluding stock options) are determined at the end of the next fiscal year. This one-year lag allows the Board to take into account any post year-end events and risk-adjust Mr. McCaughey’s compensation as necessary.

At the end of fiscal 2007, the Board approved a stock option grant for Mr. McCaughey valued at $750,000 and determined that his base salary of $1,000,000 would remain unchanged.

Notwithstanding the negative impact of the mark-to-market write-downs in the CIBC World Markets structured credit business in fiscal 2007, CIBC delivered record results with many of the businesses achieving their targets. The record performance included a year-over-year diluted EPS increase of 24% and a #1 ranking among the five major Canadian banks in relative ROE (the key measures used for compensation purposes) as well as being #1 in TSR for the same group for the past one, two and five years. Based on CIBC’s financial results only, the formula-derived CIBC component of each SET member’s TDC would have been paid at the Maximum (i.e., 150% of Target).

However, as required under CIBC’s compensation process, the financial results were assessed against the risk-adjustment factors described above. The Committee, based on the Chief Executive Officer’s recommendation, applied the maximum decrease (under normal business circumstances) to the formula-derived CIBC component of each SET member’s TDC (i.e., the CIBC compensation component was reduced from the Maximum (150% of Target) to Target (100%)). Also, based on the Chief Executive Officer’s recommendation, the Committee determined to further reduce TDC for the Chairman & CEO, World Markets to below the Threshold of 75% and for the Chief Risk Officer to below the Target of 100%. This resulted in fiscal 2007 TDC for all SET members being significantly reduced from the formula-derived level, recognizing the potential for future risk.

At the end of fiscal 2008, the Committee and Board reviewed the formula-derived level of fiscal 2007 TDC that would have been paid to Mr. McCaughey if only CIBC’s 2007 record financial results and the evaluation of Mr. McCaughey’s performance were taken into consideration. His TDC would have been $12,960,000, before recognizing any post year-end events or applying any discretion. If Mr. McCaughey’s fiscal 2007 TDC was risk-adjusted, similar to the adjustment for SET compensation (i.e., reducing the CIBC component of Mr. McCaughey’s TDC from the Maximum (150% of Target) to Target (100%)), his TDC would have been $9,360,000. During the course of the one-year lag, and in discussions with the Board Chair and the Committee, Mr. McCaughey recommended further reductions to his TDC for fiscal 2007.

After careful deliberation, including consideration of fiscal 2007 financial results, post fiscal 2007 events, other relevant factors and advice from its external advisor, the Committee recommended and the Board approved a fiscal 2007 TDC package for the Chief Executive Officer of $6,750,000. This amount was comprised of $1,000,000 in base salary, deferred equity and no cash incentive. The deferred equity included an RSA award of $2,700,000, a PSU award of $1,437,500 and stock options valued at $1,612,500 (inclusive of the stock option grant valued at $750,000 awarded in December 2007). The Committee believes that providing incentive compensation to the Chief Executive Officer in respect of fiscal 2007 exclusively in the form of deferred equity directly aligns any future realized value with the experience of shareholders.

In accordance with his employment contract, the number of Mr. McCaughey’s RSAs and PSUs were determined based on the October 31, 2007 share price of $102.00, compared to a share price of $54.61 on the date of grant, significantly reducing the number of such units he was granted.

Subsequently, Mr. McCaughey volunteered to take a further reduction, by foregoing the $1,437,500 in PSUs awarded to him. The Board supported his actions and Mr. McCaughey’s fiscal 2007 TDC was reduced to $5,312,500, comprised of a $1,000,000 base salary, no cash incentive, an RSA award of $2,700,000 and stock options of $1,612,500 (inclusive of the stock option grant valued at $750,000 awarded in December 2007).

Board decisions for the Chief Executive Officer for fiscal 2008 – As noted above, Mr. McCaughey’s employment contract provides that his stock option grant and base salary increase, if any, are determined at the end of the fiscal year. For fiscal 2008, the Board granted Mr. McCaughey stock options valued at $742,500 and concluded that his base salary would remain at $1,000,000 for 2009. Mr. McCaughey’s variable cash and deferred equity awards (excluding options) for fiscal 2008 will be determined at the end of fiscal 2009.

Under Mr. McCaughey’s employment contract, the SERP compensation limit for his pension arrangement is reviewed annually. The review in each of the last three years indicated that Mr. McCaughey’s retirement benefit was below the market median of the peer group (see page 30 for peer group definition) for retirement after age 55. The Committee made no changes to the limit in 2006 and 2007. In 2008, the Committee approved an increase to Mr. McCaughey’s SERP compensation limit from $1,877,750 to $2,300,000 effective January 1, 2008.

Committee decisions for SET for fiscal 2008 – For fiscal 2008, CIBC’s overall results were below 2007 levels and fell short of fiscal 2008 objectives. Retail Markets and World Markets results were also below fiscal 2007 levels. Fiscal 2008 was a year of challenge and change for the global financial services industry. CIBC, like many other financial institutions around the world, recorded mark-to-market write-downs and counterparty credit valuation adjustments on structured credit positions. These charges resulted in CIBC reporting a net loss for fiscal 2008.

Fiscal 2008 business performance resulted in the CIBC component of each SET member’s formula-derived TDC being at Threshold (i.e., 75% of Target) prior to any adjustment for individual performance or the risk-adjustment factors. The Committee then assessed the risk-adjustment factors.

Recognizing that the maximum decrease (in normal business circumstances) relating to potential future risk was applied in fiscal 2007 and considering the remedial actions taken in fiscal 2008 by the CEO and the balance of SET (e.g., raising capital, exiting non-core World Markets businesses, exiting the structured credit business and transacting with Cerberus Capital Management LP to obtain downside protection on CIBC’s U.S. residential mortgage market exposures while retaining upside participation if the underlying securities recover), the Committee determined that no decrease below Threshold was appropriate for fiscal 2008.

Compensation decisions for the balance of executives for fiscal 2008 – Consistent with CIBC’s commitment to pay for performance, incentive compensation for the balance of CIBC executives as well as managing directors in World Markets was significantly reduced from the prior fiscal year reflecting the business performance results for

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CIBC and the operating businesses, as well as exiting non-core World Markets businesses. To address specific retention risks, some executives and managing directors in World Markets were granted Retention RSA awards in December 2008 for fiscal 2009. These awards will vest at the end of three years (i.e., December 1, 2011) provided the individual recipient remains an employee of CIBC until the vesting date (see page 29). No NEO or other SET member received such an award.

The Committee is satisfied with the comprehensive nature of the executive performance and pay process.

Compensation governance

The Committee believes that CIBC’s programs and the Board and Committee governance processes result in strong alignment between pay and performance and take into consideration the potential for future risk. The Committee believes in transparent disclosure which can be easily understood by all shareholders. Some highlights of CIBC’s compensation governance policies and practices are provided in the following table:

Compensation Governance Policies and Practices

Chief Executive Officer Option Grant with Performance-based Vesting	Mr. McCaughey received a special grant of 250,000 options upon his appointment as President and Chief Executive Officer which time vests in equal installments over five years. The vesting of this award is also conditional on CIBC achieving a TSR that is equal to or greater than the average of the other four major Canadian banks for specified performance periods. This grant will only have realizable value if and when these future performance hurdles are met, as demonstrated below.
The first and second tranches of this option grant (50,000 options each) met the time and performance vesting conditions on October 31, 2006 and October 31, 2007 respectively, as CIBC’s TSR exceeded the average TSR for the other four major Canadian banks for each of the 2006 and 2007 fiscal years.
However, the third tranche of this option grant (50,000 options) has not vested. While the time based vesting condition was met on October 31, 2008, the performance vesting condition was not, as CIBC’s TSR fell below the average TSR for the other four major Canadian banks for fiscal 2008. This third tranche will vest on October 31, 2009 only if CIBC’s TSR exceeds the average TSR for the other four major Canadian banks for the fiscal years 2006 through 2009.
Should the performance vesting condition not be met at the end of fiscal 2009, the condition for vesting of this third tranche will be retested on a cumulative basis at the end of each subsequent fiscal year. Should the performance condition not be met by the 10th anniversary of the grant, this tranche will expire with no value.

Holdback on Chief Executive Officer Compensation	The Chief Executive Officer’s variable cash and deferred equity awards (excluding options) for a fiscal year are determined by the Committee at the end of the following fiscal year. This one-year lag allows the Committee to take into account any post year-end events that would influence assessment of performance for that year, on a basis consistent with the terms of his employment contract (see page 49).

Post-Retirement Deferred Equity Forfeiture Provision for Chief Executive Officer	After retirement, the Chief Executive Officer’s outstanding RSAs and options continue to be subject to time and performance vesting requirements. The outstanding RSAs and options will not vest if there is a material adverse subsequent event (1) relating to a prior period during which he served as President and Chief Executive Officer. The following conditions must also be met:
    •  Mr. McCaughey provides a minimum of three months’ notice of retirement; and
• Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.

Test Future Pay-for-Performance Linkages	The Committee tests executive compensation programs under a variety of performance scenarios to verify that the value delivered to executives is linked to CIBC’s performance over the long-term. The Committee annually reviews an analysis of the amounts that the Chief Executive Officer and the other NEOs could receive in deferred equity payouts over the next five and 10 years, using a range of share price return scenarios.

Performance Share Units	SET compensation includes PSUs. The number of PSUs that vest ranges from 75% to 125%, based on CIBC’s relative ROE performance versus the other four major Canadian banks over a three-year vesting period.
Based on CIBC’s relative ROE performance over the three-year period from fiscal 2006 through fiscal 2008, 75% of the PSUs granted for fiscal 2005 vested and were paid out in December 2008.

Use of Stock Options	CIBC continues to make conservative use of stock options as part of its total compensation package and has made option grants representing less than 0.5% of common shares outstanding (i.e., “burn rate”) for each of the past four years (discussed on page 46), which is less than the standard recommended by governance groups.

Share Ownership Guidelines	Executives are subject to formal share ownership guidelines (discussed on page 44). All of the SET, excluding the recently appointed SET members, exceed their ownership guidelines.
In addition, pursuant to the terms of his employment contract, these guidelines apply to Mr. McCaughey for a two-year period post-retirement (see page 49).

Supplemental Executive Retirement Plan Design
Increases in compensation do not automatically increase the participant’s SERP benefit due to the fixed dollar compensation limits on final average earnings (detailed on page 47). These limits are reviewed by the Committee on an annual basis with any increases being at the discretion of the Committee.
Starting in 2008, SERP benefits are secured through a trust fund in the event of plan wind-up. Previously, SERP benefits were an unfunded liability of CIBC. CIBC determined that, commencing in 2008, CIBC would annually make a contribution to or receive a refund from the SERP trust fund in order to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits.

Payment of benefits under the SERP is subject to compliance with certain non-solicitation and non-competition covenants.

Change of Control Subject to Double Trigger	Executives are entitled to severance payouts and accelerated vesting of deferred equity awards and accrued pension only if both:
    •  a change of control event occurs; and
• the executive’s employment is terminated without cause or the executive resigns during the 24-month coverage period following the change of control event for reasons specified in the policy, such as a material reduction in job responsibilities and/or compensation opportunity.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

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Independent advice to the Committee – While the Committee seeks advice from third party advisors on a variety of compensation matters, one executive compensation consulting firm, currently Watson Wyatt Worldwide (Watson Wyatt), is engaged directly as the Committee’s independent advisor. This advisor attends all Committee meetings and in camera sessions (i.e., without management present) and provides advice and counsel, based on independent analyses of the issues being reviewed or matters being considered. The analyses and advice include, but are not limited to, compensation philosophy, the establishment of comparator groups, market compensation practices and levels, annual TDC recommendations for the Chief Executive Officer and other SET members, variable compensation plan design including pay-for-performance calibration, and supplemental pension benefits.

The Committee believes that the key to an effective relationship with its advisor is that the advisor works independently from management. When Watson Wyatt was retained as the Committee advisor in fiscal 2006, the following restrictions were incorporated into their mandate to reflect the Committee’s requirements for advisor independence:

•	Watson Wyatt reports directly to the Committee and acts only on instructions provided, or approved, by the Chair of the Committee; and

•	work performed by Watson Wyatt for any other CIBC mandate must be pre-approved in writing by the Chair of the Committee.

Total fees for services provided to CIBC by Watson Wyatt for the 2007 and 2008 fiscal years are set out below. To further the Committee’s goal of independence of its advisor, effective November 1, 2008, CIBC transferred all services relating to U.S. actuarial and retirement administration work, which comprises the majority of fees for “All Other CIBC Mandates”, from Watson Wyatt to another service provider.

Fiscal Year Fees ($)
	2008	2007
Committee Mandate	385,000	498,000

All Other CIBC Mandates(1)	913,000	734,000

Note:

(1)	Fees earned relative to conducting compensation surveys ($36,000), review of an on-line retirement planning tool for compliance with applicable pension legislation ($35,000) as well as services relating to U.S. actuarial and retirement administration work ($842,000), which were higher in fiscal 2008 due to support of the sale by CIBC of the U.S. Investment Banking business. Watson Wyatt’s retainer to provide services relating to CIBC’s U.S. actuarial and retirement administration work was pre-approved by the Committee at the time Watson Wyatt was awarded the Committee advisor mandate. As indicated above, this work has been transferred to another service provider and therefore it is expected that fees in this category will reduce for fiscal 2009 and future years.

During fiscal 2008 the Committee assessed the level of service provided by Watson Wyatt, its independence from management and other relevant factors, and renewed Watson Wyatt’s contract as the Committee’s independent advisor.

Principles and objectives of CIBC’s executive compensation programs

The Committee’s philosophy concerning compensation is that pay should be aligned with performance and with the competitive market for talent. Compensation decisions are approached within a comprehensive total compensation framework, which includes all components of compensation: base salary, variable compensation (cash and deferred equity incentives), pension, benefits and perquisites. The total compensation package is designed to allow CIBC to attract, retain and motivate qualified individuals in the various markets in which it competes for talent. The following principles guide both compensation plan design and pay decisions:

•	alignment between pay and performance is achieved through the use of variable compensation – both cash and deferred equity incentive awards;

•	deferred equity awards are used to align employees’ interests with those of CIBC’s shareholders by tying compensation directly to CIBC TSR. Vesting of awards is subject to a pre-determined vesting schedule and continued employment with CIBC;

•	performance is evaluated on a combination of CIBC, business unit, and individual performance; business performance is measured on both an absolute and relative basis balancing short-term and long-term business objectives, and further assessed against risk-adjustment factors (e.g., quality of earnings, risk and compliance requirements, customer metrics, execution of key strategic projects, and employee engagement);

•	individual variable compensation awards differentiate between high, average and low performance; and

•	TDC (the sum of base salary and variable compensation) is targeted at:

—	the median of the relevant compensation market for business and individual performance that meets expectations;

—	the lower end of the relevant compensation market when business and/or individual performance falls below performance expectations; and

—	the upper end of the relevant compensation market for business and individual performance that exceeds performance expectations.

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Application of CIBC’s compensation philosophy – CIBC’s management processes reflect these guiding compensation principles and objectives as follows:

1.	Evaluation of performance and associated variable compensation awards

Individual performance goals and measures for all employees of CIBC are assessed through CIBC’s PMM program. The PMM program uses a balanced scorecard approach, incorporating financial and non-financial goals at the CIBC, SBU and individual position level, as appropriate. To provide a consistent focus, common PMM goals have been established for all executives, including SET. For fiscal 2008, these goals were:

•	supporting CIBC’s vision, mission and values;

•	adhering to CIBC’s stated governance and regulatory control environment;

•	continuing the focus on CIBC’s clients and enhancing CIBC’s reputation in the community;

•	meeting financial and strategic plan objectives; and

•	delivering on CIBC’s talent management strategy.

Managers assess an individual’s contribution, based on pre-established goals and measures, to both CIBC and the respective business unit, in order to determine an appropriate performance rating and corresponding variable compensation award. This award is then allocated between cash and deferred equity, based on a pre-determined grid.

CIBC has established specific performance criteria for each performance rating and uses a calibration process to evaluate performance in a consistent manner. The senior management team in each SBU reviews the performance ratings and associated compensation recommendations for all executives to determine whether the application of the pay-for-performance philosophy has been fair and equitable. The total executive population is subsequently reviewed by the Chief Executive Officer and the balance of SET (with input from the Chief Auditor and Chief Compliance Officer regarding control requirements). This final review ensures consistent interpretation and application of performance ratings and corresponding compensation recommendations across CIBC and also imposes penalties for non-adherence to CIBC’s control requirements.

2.	Demonstrated alignment between pay and performance

The compensation mix is designed to reflect an individual’s ability to influence results and is intended to balance CIBC’s short-, mid- and long-term performance objectives. For senior executives, including SET, the compensation mix is heavily weighted towards variable compensation to reinforce the pay-for-performance link. Within variable compensation, the mix for senior executives, including SET, is more heavily weighted to deferred equity awards, which more closely aligns the executives’ compensation to mid-term and long-term business performance and the interests of CIBC’s shareholders.

The determination of the value of cash and deferred equity incentive awards at the time of grant is subject to both business and individual performance criteria. CIBC believes that this approach directly aligns pay and performance by tying the amount of the initial award directly to performance for the year in respect of which the award is granted.

Figure 1 below provides typical CIBC weightings for the key elements in the compensation mix for different levels of executives and shows that variable compensation ranges from 85% to 90% of the mix for the SET.

Figure 1: Compensation Mix

Note:

(1)	Standard compensation mix, including for the Chief Executive Officer.

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3. A balanced view of performance

The level of variable compensation funding is subject to quarterly reviews, which incorporate an assessment of absolute and relative business performance as well as any potential risks associated with the year-to-date results.

Variable compensation is initially calculated based on formulae that vary within CIBC as follows:

Business Grouping(1)	Variable Compensation Determined as a Percentage of:
Infrastructure groups	CIBC pre-tax, pre-incentive earnings

CIBC Retail Markets	Business unit pre-tax, pre-incentive earnings

CIBC World Markets	Business unit revenue

Note:

(1)	The specific formula for SET is discussed beginning on page 31.

On a quarterly basis, the Chief Executive Officer makes an informed judgment, based on input from Finance and Human Resources, on whether to adjust the formula-based variable compensation accruals, up or down. The objective is to establish a level of variable compensation that appropriately reflects current year business performance, including any associated risks, and supports CIBC’s ability to retain key employees who are critical to ongoing business success.

In the latter part of the year, when variable compensation determinations are made, management evaluates the alignment of pay to performance on a top-down basis by reviewing:

•	the relationship of compensation expense to CIBC’s performance. This analysis focuses on the ratio of compensation expense to key business performance metrics for the current and past two years, using ratios such as:

—	total compensation expense to revenue;

—	variable compensation expense to revenue;

—	variable compensation expense to Net Income Before Bonus (i.e., incentives) and Tax (NIBBT); and

—	variable compensation expense to Net Income After Tax (NIAT);

•	the ratio of total compensation expense to key business metrics on a relative basis against CIBC’s major competitors; and

•	whether the total variable compensation reflects CIBC’s absolute performance and performance relative to its major competitors on a year-over-year basis. Business performance is evaluated using a business performance measurement system that assesses the financial and risk factors of each of CIBC’s SBUs using criteria which correlate to the main categories of evaluation used for individual performance reviews.

The Committee does a preliminary review of total variable compensation prior to each fiscal year-end, based on these top-down management reviews.

The next step of the variable compensation evaluation is a bottom-up review for each SBU performed by CIBC’s Human Resources group, which considers managers’ recommendations on individual performance ratings and variable compensation, SBU and line of business performance on an absolute and relative basis, changes in employee population and related foreign exchange rates, as well as competitive pay positioning (see “Compensation benchmarking practices” on page 30 for more information on comparator groups) and any pay-for-performance issues that are appropriate to be addressed.

Variable compensation is then adjusted up or down by the Chief Executive Officer based on actual financial results and risk-adjustment factors in relation to objectives for a given year, as well as any specific compensation market issues. Final total variable compensation at year-end is subject to Committee review and approval.

4. Annual testing of pay-for-performance linkages

At the beginning of each fiscal year, the Board approves TDC ranges and the business performance requirements that must be met to achieve Target (i.e., the level of TDC to be paid when individual and business performance have “Met Expectations”), Threshold (i.e., 75% of Target) and Maximum (i.e., 150% of Target) levels of compensation for each SET member. The business performance requirements are assessed annually by the Committee’s independent advisor to determine their level of difficulty and probability of achievement.

To assess future pay and performance linkages, the Committee’s independent advisor tests deferred equity grants under a variety of performance scenarios to verify that the value delivered to executives is linked to CIBC’s performance over the long-term. For example, the Committee annually reviews an analysis of the amounts that the Chief Executive Officer and the other NEOs could receive in deferred equity payouts over the next five and 10 years, using a range of share price return scenarios.

To validate whether compensation decisions that were made in the previous three-year period aligned pay with performance, the Committee reviews a report from its independent advisor that compares historical CIBC and peer performance against actual realized pay.

Overview of compensation structure

CIBC’s compensation policies and programs are designed and administered to meet all regulatory requirements (e.g., federal pay equity legislation) in the jurisdictions in which CIBC operates.

Total compensation is made up of three basic components: base salary, variable compensation and benefits (including pension and perquisites).

1)	Base salary – Base salary is established with reference to an executive’s role, accountabilities and capabilities, as well as base salary levels for similar positions in the market. CIBC’s approach is to maintain base salaries at the market median of the relevant comparator group.

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     While base salaries are reviewed on an annual basis, increases are not automatic and are typically provided only if an executive assumes additional, material responsibilities or if there is a notable gap to market base salary levels.

2)	Variable compensation – Variable compensation is used to reward individuals for their contribution to annual business performance and is comprised of both cash and deferred equity incentive awards. These are the primary compensation components that CIBC uses to align pay with both annual and future performance. Both cash and deferred equity awards vary up or down based on annual business performance, with the value of the final payout of deferred equity awards subject to share price performance at the end of the vesting period, resulting in dual performance requirements – one at grant and one at payout.

     Variable compensation awards are allocated between cash and deferred equity, based on a pre-determined grid. Deferred equity is comprised of both mid-term and long-term incentives that directly align executive compensation with shareholders’ interests. Deferred equity may be awarded as stock options, RSAs and/or PSUs.

     No consideration is given to the outstanding amount or terms of an individual’s RSA, PSU or stock option holdings, or to the current value of these holdings, in determining whether and/or what amount of RSAs, PSUs or options will be awarded.

     The typical target mix for SET is 50% cash (i.e., base salary plus cash incentives), 30% RSAs, 12.5% PSUs and 7.5% stock options, which the Committee believes achieves an appropriate focus on short-, mid- and long-term performance for the most senior officers of the organization. The Committee does, however, have the discretion to adjust the actual mix of cash and deferred equity incentives, taking into consideration the specific circumstances at the time of grant (e.g., 0% cash incentives in fiscal 2005).

     Effective for fiscal 2008, the Committee approved a change to the deferred equity mix for executives below the SET level to better align with market practice. This change resulted in an increase to the proportion that is delivered in stock options, while maintaining a conservative approach to option usage. Increasing the proportion of options addresses potential retention risks and enhances the focus on creating shareholder value.

     Figure 2 below details the typical allocation of deferred equity awards for executives between the various plans for fiscal 2008.

Figure 2: Deferred Equity Mix

Note:

(1)	Standard deferred equity mix, including for the Chief Executive Officer.

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Under the variable compensation plans the actual amount of deferred equity granted is subject to both business and individual performance. These plans are described in the following table:

Deferred Equity Plan	Performance Period	Administration of the Plan	Vesting and Payout
Stock Options • Grants of stock options are subject to both business and individual performance criteria.	• 10 years	• The number of options granted is based on: — the dollar value of the award; and — the Black-Scholes valuation of the option.	• Stock options vest in equal annual installments over a four-year period. • Once vested, stock options may be exercised over a 10-year period.
• The exercise price is based on the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date.

Restricted Share Awards (RSAs) • Grants of RSAs are subject to both business and individual performance criteria.	• 3 years
•  The number of RSAs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 1 for annual grants)(1); or
— the average cost of CIBC common shares purchased by the RSA Plan trustee on the open market (for RSAs granted prior to December 1, 2008)(1).
• RSAs typically vest in equal annual installments over the three-year period beginning in the year following the grant.
•  Some RSAs vest at the end of three years.
• Once vested, RSAs:
— pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date; or
— are distributed as one CIBC common share for each RSA (for RSAs granted prior to December 1, 2008).
• Dividend equivalents are paid in cash during the vesting period.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(2).

Performance Share Units (PSUs)(3)
• Grants of PSUs are subject to both business and individual performance criteria.
• PSUs are subject to satisfaction of additional performance criteria at time of vesting based on CIBC’s ROE performance compared to the other four major Canadian banks(4).	• 3 years	• The number of PSUs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 1 for annual grants)(1); or
— the same average cost of CIBC common shares used to determine the number of RSAs awarded under the RSA Plan (for PSUs granted prior to December 1, 2008)(1).
• Dividend equivalents are paid in cash during the vesting period based on the minimum number of PSUs (i.e., 75%) that will vest. At the end of three years, the amount of dividends paid will be adjusted, if necessary, according to the actual number of PSUs that vest.	• PSUs vest at the end of the three-year period.
•  Payouts can vary from 75% to 125% of the number of PSUs granted depending on CIBC’s ROE performance relative to the four major Canadian banks(4) during the performance period.
•  Once vested, PSUs:
— pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date; or
— are distributed as one CIBC common share for each PSU or in cash with each unit valued based on the average closing price of CIBC common shares on the TSX for the five trading days prior to a fixed date (for PSUs granted prior to December 1, 2008).
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(2).

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Notes:

(1)	For the Chief Executive Officer, the value of CIBC common shares for this purpose is determined according to the terms of his employment contract, as discussed on page 49.

(2)	CIBC has entered into the following arrangements for RSA and PSU grants:

•	for RSA grants made in December 2008 and onwards and all PSU grants, CIBC hedges the financial exposure resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution; and

•	for RSA grants made prior to December, 2008, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, the compensation liability in respect of these grants was eliminated.

(3)	Only SET members receive awards under the PSU plan.

(4)	Includes BMO Financial Group, Scotiabank, RBC Financial Group and TD Bank Financial Group.

3)	Benefits – CIBC’s benefit programs are competitive with the comparator group of financial services organizations that are discussed below. These programs include health and welfare benefits, pension plans, and executive perquisites including annual club dues and automobile benefits. Specific pension arrangements for executives, including the NEOs, are discussed beginning on page 46.

4)	Retention awards – In certain circumstances, Retention RSAs may be awarded to select individuals to address potential retention risks. This is described in the following table:

Deferred Equity Plan	Performance Period	Administration	Vesting and Payout
Retention Restricted Share Awards (Retention RSAs)	• 3 years	• The number of Retention RSAs granted is based on(1):
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to the grant date (e.g., December 22 for awards made in December 2008 for fiscal 2009)(3); or
— the average cost of CIBC common shares purchased by the RSA Plan trustee on the open market (for Retention RSAs granted prior to December 1, 2008)(3).
•  Dividend equivalents are paid in cash during the vesting period.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(3).	• Retention RSAs typically vest at the end of three years(2).
•  Some Retention RSAs vest in equal annual installments over the three-year period beginning in the year following the grant(2).
•  Once vested, Retention RSAs:
— pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date; or
— are distributed as one CIBC common share for each RSA (for RSAs granted prior to December 1, 2008).

Notes:

(1)	Infrequently, the number of Retention RSAs granted is determined based on an absolute number of RSAs.

(2)	Infrequently, Retention RSAs have been granted with a different time-vesting period (e.g., over a two-year period).

(3)	See Note (2) found at the top of this page.

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5)	Ad hoc deferred equity awards – In certain circumstances, stock options or RSAs may be awarded to select individuals as replacement compensation at the time of hire (e.g., where deferred equity from a previous employer was forfeited) or as sign-on awards. This is described in the following table:

Deferred Equity Plan	Performance Period	Administration	Vesting and Payout
Stock Options	• 10 years	• The number of options granted is based on(1):
    — the dollar value of the award; and
    — the Black-Scholes valuation of the option.
		• The exercise price is based on the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date.	• Stock options typically vest in equal annual installments over a four-year period(2). • Once vested, stock options may be exercised over a 10-year period.

Restricted Share Awards (RSAs)	• 3 years	• The number of RSAs granted is based on(1):
    — the dollar value of the award; and
    — the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 15)(3); or
    — the average cost of CIBC common shares purchased by the RSA Plan trustee on the open market (for RSAs granted prior to December 1, 2008)(3).
•  Dividend equivalents are paid in cash during the vesting period.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations.(3)	• RSAs typically vest at the end of three years or in equal annual installments over the three-year period beginning in the year following the grant(2).
•  Once vested, RSAs:
    — pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date; or
— are distributed as one CIBC common share for each RSA (for RSAs granted prior to December 1, 2008).

Notes:

(1)	Infrequently, the number of options or RSAs granted is determined based on an absolute number of options or RSAs.

(2)	Infrequently, options and RSAs have been granted with a different time-vesting period (e.g., options over a two-year or five-year period, RSAs over a two-year period) with performance vesting conditions.

(3)	See Note (2) to the Variable Compensation table on page 29.

Compensation benchmarking practices

The competitiveness of compensation for executives, including the NEOs, is evaluated relative to a group of peer companies of comparable size, scope and geographic span of operations.

In Canada, the majority of CIBC executives are benchmarked against a peer group which consists of the other four major Canadian banks. In addition, other large financial institutions (i.e., Manulife and Sun Life) as well as a broader market, including general industry and professional services firms, may be used as comparators for infrastructure roles (e.g., Legal, Finance and Human Resources).
The peer group for the Chief Executive Officer and the Chief Financial Officer is comprised of the other four major Canadian banks plus Manulife and Sun Life. The balance of SET members are benchmarked against the other four major Canadian banks.

CIBC has a limited number of World Market roles in the U.S. These roles are compared to capital market divisions of U.S. and global banks (e.g., Bank of America, Wells Fargo/Wachovia and UBS), the primary markets in which CIBC competes for talent. Similar to Canada, infrastructure roles in the U.S. are compared to the overall financial services sector as well as a broader market that includes other large employers and professional services firms.

In the U.K. and Asia, the market comparators vary by specific business but typically include non-Canadian financial services organizations.

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Process for determining executive officer compensation

Committee processes – The Committee reviews the individual PMM assessments and approves and recommends for Board approval the related individual variable compensation awards for SET, including the NEOs, and certain other key executive positions, including the Chief Human Resources Officer, Controller, Chief Auditor and Chief Compliance Officer. In addition, the Committee reviews summaries of performance distribution statistics and compensation for executives and non-executives across the various businesses of CIBC.

The Committee is satisfied with the comprehensive nature of the executive performance review process as well as management’s ability to differentiate compensation among individual executives in different SBUs.

SET performance compensation process – In December 2006, the Committee approved and implemented a more structured approach to evaluating performance and determining annual compensation for SET, which was designed to further align pay and performance. This approach incorporates specific performance factors and weightings for translating business and individual performance into individual pay levels as follows:

•	TDC (base salary plus both cash and deferred equity awards) ranges were developed for each SET member based on market compensation over the past several years for the comparators as described on page 30 and an external assessment of the size and scope of CIBC’s senior executive roles versus the comparable roles at the market comparators. The TDC ranges are reviewed annually to assess ongoing competitiveness and any changes are verified by the Committee’s independent advisor and approved by the Committee. The ranges consist of the following:

Threshold – the minimum level of TDC (i.e., 75% of Target) to be paid to an individual who is rated “Met Expectations” or better, when CIBC and, if applicable, SBU business performance falls “Below Expectations”.	Represents a level of TDC that would typically be the lowest in the market.

Target – the level of TDC to be paid when individual, CIBC and, if applicable, SBU business performance “Met Expectations”.	Approximates market median TDC adjusted for the size and scope of CIBC’s roles.

Maximum – the level of TDC (i.e., 150% of Target) to be paid only when individual, CIBC and, if applicable, SBU performance are all at an “Exceptional” level.	Represents a level of TDC that may be the highest in the market.

•	Specific weightings for each of the three performance factors outlined in CIBC’s compensation philosophy (CIBC performance, SBU performance and individual performance) were established to calculate a TDC recommendation, as set out in the table below:

	Performance Weighting
SET Position	CIBC	SBU	Individual
President and Chief Executive Officer	80%	–	20%

Chairman and Chief Executive Officer, CIBC World Markets(1)	40%	40%	20%

Senior Executive Vice-President, CIBC Retail Markets	40%	40%	20%

Senior Executive Vice-President, Technology and Operations	60%	20%	20%

Senior Executive Vice-President and Chief Risk Officer	60%	20%	20%

Senior Executive Vice-President, Corporate Development	80%	–	20%

Senior Executive Vice-President and Chief Financial Officer	80%	–	20%

Chief Administrative Officer and General Counsel	80%	–	20%

Note:

(1)	Effective for fiscal 2008, the performance weightings for the Chairman and Chief Executive Officer, CIBC World Markets were adjusted from 30% CIBC / 50% SBU / 20% individual performance. The new mix provides equal weighting of CIBC and World Markets performance and reflects the strategic importance of, and the role’s focus on, CIBC-wide performance.

•	Specific levels of CIBC and SBU business performance must be met to pay TDC at Threshold, Target and Maximum levels. Recommendations on the most relevant metrics, the weightings of those metrics, and business performance requirements are made by CIBC’s Finance group and approved by the Committee and the Board early in the fiscal year. The independent advisor to the Committee tests the appropriateness of the business performance requirements each year, to assess the difficulty and probability of achievement of the performance goals.

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The business performance metrics and their respective weightings for the 2008 fiscal year were as follows:

Business	Performance Measure
CIBC	Growth in earnings per share (2/3 weighting) Relative return on equity (1/3 weighting)

CIBC World Markets	Growth in net income before tax

CIBC Retail Markets	Growth in net income before tax

Risk Management	Personal loan losses decrease (1/3 weighting) Growth in personal loan revenue (1/3 weighting) Maintain adequate liquidity levels (1/3 weighting)

Administration, Technology and Operations(1)	Direct operating expenses

Note:

(1)	The direct operating expense performance measure applies to Administration, Technology and Operations for the first eight months of fiscal 2008 and to Technology and Operations for the balance of the fiscal year, reflecting the realignment of Administration, Technology and Operations.

•	The Chief Executive Officer and the Committee review the business results and use their discretion, to increase or decrease the formulaic business performance factor by as much as 50 percentage points based on an assessment of the risk-adjustment factors (e.g., Maximum (150% of Target) could be reduced to Target (100%)). The risk-adjustment factors include:

—	quality of earnings;

—	risk and compliance requirements;

—	client metrics;

—	execution of key strategic initiatives; and

—	employee engagement.

•	Individual performance is measured against each SET member’s SBU business scorecard and individual PMM scorecard, which encompass financial results as well as objectives related to:

—	supporting CIBC’s vision, mission and values;

—	adhering to CIBC’s stated governance and regulatory control environment;

—	continuing the focus on CIBC’s clients and enhancing CIBC’s reputation in the community;

—	meeting financial and strategic plan objectives; and

—	delivering on CIBC’s talent management strategy.

The performance assessment of each SET member is reviewed by the Chief Executive Officer and the Chief Human Resources Officer. The performance assessment includes:

•	an SBU scorecard completed by CIBC’s Finance group, including an evaluation of the lines of business within each SBU. The evaluation focuses on both key financial metrics and the risk-adjustment factors;

•	an individual PMM scorecard, which details actual results against the goals established at the beginning of the year; and

•	a self-assessment that details key accomplishments, key challenges, factors affecting performance and the key areas of focus in the coming fiscal year.

The Chief Executive Officer uses this information to determine an individual performance rating and to validate that the formula-derived TDC recommendation is reasonable and reflective of actual and relative business performance, any potential business risk exposure and individual performance, making adjustments to the formula-derived TDC recommendation as necessary. A minimum level of individual performance must be achieved for the executive to be eligible for any variable compensation awards. The Chief Executive Officer then presents the compensation recommendations for each SET member to the Committee for its review, at which time the recommendations are also reviewed by the Committee’s advisor together with information supporting the recommendations including:

•	performance assessments as described above;

•	benchmark compensation information from surveys and/or proxies;

•	compensation and performance rating histories; and

•	compensation recommendations and rationale for any changes to the formula-derived amounts based on the assessment of business results against the risk-adjustment factors.

The Committee determines whether to accept or modify these recommendations. The Committee then presents its recommendations to the Board for approval.

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Review of corporate performance and compensation for fiscal 2008

The following chart shows key financial objectives for fiscal 2008 and fiscal 2008 results against these measures:

Measure	Medium-Term Objectives	2008 Results(1)	Comments
Earnings Per Share (EPS) Growth	Diluted EPS growth of 5-10% per annum, on average, over the next 3-5 years.	2008 loss per share of $5.89 compared to 2007 EPS of $9.21	EPS was affected by items discussed in the MD&A, Overview section.

Return on Equity (ROE)	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	(19.4)%	ROE was affected by items discussed in the MD&A, Overview section.

Capital Strength	Tier 1 capital ratio target of 8.5%. Total capital ratio target of 11.5%.	Tier 1 capital ratio: 10.5% Total capital ratio: 15.4%	Capital ratios were well above our targets.

Business Mix	At least 75% retail (as measured by economic capital). Going forward, CIBC World Markets has an objective to achieve annual net income between $300 and $500 million over the medium-term from its continuing businesses.	65%/35% retail/wholesale	Business mix was affected by capital allocated to the structured credit run-off portfolio.

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	Loan loss ratio: 42 basis points	Loan loss performance was better than our objective.
	Maintain the carrying value of our merchant banking portfolio below $1.2 billion(2).	Merchant banking portfolio: $1.1 billion	The carrying value of our merchant banking portfolio remains below our target.

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(3)).	Cash efficiency ratio (TEB)(3): 183.5%	Cash efficiency ratio was affected by items discussed in the MD&A, Overview section.
	Hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding our exited businesses and FirstCaribbean expenses (annualized 2006 fourth quarter expenses of $7,568 million includes annualized 2006 fourth quarter expenses related to exited/sold businesses of $464 million, and no expenses related to FirstCarribean).	Non-interest expenses of $7,201 million (includes expenses related to exited businesses of $183 million and FirstCaribbean expenses of $372 million)	We achieved our expense target.

Dividend Payout Ratio	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio: > 100%	Dividend payout ratio was affected by items discussed in the MD&A, Overview section.

Total Shareholder Return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	Five years ended October 31, 2008: CIBC: 11.4% Index: 43.7%	We underperformed in 2008 as a result of our structured credit exposures.

Notes:

(1)	Results were affected by items discussed in the MD&A, Overview of CIBC’s 2008 Annual Accountability Report.

(2)	Going forward, we are withdrawing this objective from our Balanced Scorecard.

(3)	For additional information, see the Non-GAAP Measures section of CIBC’s 2008 Annual Accountability Report.

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Impact of business performance on 2008 SET compensation decisions – At the SET level, allocation of variable compensation awards is driven primarily by business performance. Based on the process outlined above, the Board set business performance objectives early in fiscal 2008 that encompassed both absolute and relative performance measures for CIBC as well as the risk-adjustment factors. The Committee’s independent advisor tested the appropriateness of the business performance requirements. After assessing CIBC’s and the peer group’s historical performance and analyst expectations, the fiscal 2008 business performance goals established for SET were found by the Committee’s independent advisor to be very challenging to extremely challenging. The deteriorating financial services environment further increased the challenging nature of these goals.

For fiscal 2008, CIBC’s overall results were below fiscal 2007 levels and fell short of our fiscal 2008 objectives. Retail Markets and World Markets results were also below fiscal 2007 levels. Fiscal 2008 was a year of challenge and change for the global financial services industry. CIBC, like many other financial institutions around the world, recorded mark-to-market write-downs and counterparty credit valuation adjustments on structured credit positions. These charges resulted in CIBC reporting a net loss for fiscal 2008.

Fiscal 2008 business performance resulted in the formula-derived CIBC component of each SET member’s compensation at Threshold (i.e., 75% of Target), prior to any adjustment for individual performance or the risk-adjustment factors. The Committee then assessed the risk-adjustment factors.

Recognizing that the maximum decrease (in normal business circumstances) was applied in fiscal 2007 relating to potential future risk, and considering the remedial actions taken in fiscal 2008 by the CEO and the balance of SET (e.g., raising capital, exiting non-core World Markets businesses, exiting the structured credit business and transacting with Cerberus Capital Management LP to obtain downside protection on CIBC’s U.S. residential mortgage market exposures while retaining upside participation if the underlying securities recover), the Committee determined that no decrease beyond Threshold was appropriate for fiscal 2008.

Compensation of the Chief Executive Officer

The Committee reviews the Chief Executive Officer’s performance and developmental priorities using:

•	CIBC’s business scorecard, which assesses CIBC’s financial performance, including the risk-adjustment factors, for the relevant completed fiscal year against agreed upon metrics;

•	the Chief Executive Officer’s self-assessment against his current PMM scorecard, which incorporates strategic objectives;

•	the annual Board assessment of the Chief Executive Officer and, effective for fiscal 2008, input from SET members, all of which is compiled by a third-party; and

•	feedback from the Chair of the Board and other Board members.

The Chief Executive Officer discusses his self-assessment with the Committee and the Board. In a meeting of the Board, which does not include the Chief Executive Officer, the Chair of the Committee reports to the Board on the Committee’s assessment of the Chief Executive Officer’s performance. The Board discusses the Chief Executive Officer’s performance and developmental priorities and approves a formal performance assessment and performance rating. The Chair of the Board and the Chair of the Committee provide feedback to the Chief Executive Officer on his performance and developmental priorities.

In accordance with his employment contract, the Chief Executive Officer’s variable compensation is determined with a one-year lag (except options, which are determined at the end of the performance year). As a result, a full summary of the review of CIBC performance in relation to fiscal 2007 compensation (which incorporates the annual variable cash and deferred equity awards made in November 2008) is presented below, along with a summary of the fiscal 2008 compensation decisions relating to the Chief Executive Officer that have been made to date.

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Compensation for fiscal 2008 – Mr. McCaughey’s TDC for fiscal 2008 will be determined at the end of fiscal 2009, with the exception of any increases to base salary, and stock options, consistent with the terms of his employment contract. In making their determination for fiscal 2008, the Committee will take into consideration the remedial actions undertaken in fiscal 2008 to mitigate future risk (e.g., raising capital, exiting non-core World Markets businesses, exiting the structured credit business and transacting with Cerberus Capital Management LP to obtain downside protection on CIBC’s U.S. residential mortgage market exposures while retaining upside participation if the underlying securities recover).

The Chief Executive Officer’s compensation for fiscal 2008 is described below:

Base Salary	Mr. McCaughey’s base salary was not increased for fiscal 2008, nor for fiscal 2009. It is not CIBC’s practice to increase base salaries for executives on an annual basis. This is consistent with CIBC’s philosophy of placing a greater proportion of pay at risk for senior executives, as discussed on page 25.

Annual Variable Cash and Deferred Equity Awards (excluding stock options)	Variable compensation awards (excluding stock options) will be determined at the end of fiscal 2009, consistent with the terms of Mr. McCaughey’s employment contract.

Stock Options	According to the terms of Mr. McCaughey’s employment contract, his annual option award is determined at the end of the year that has just been completed. For fiscal 2008 Mr. McCaughey received a stock option grant with a Black-Scholes value of $742,500, consisting of 92,528 options at an exercise price of $49.75. These options have a 10-year term and vest in equal annual installments over a four-year period.

In addition, the following decision was made by the Committee in 2008 relating to Mr. McCaughey’s pension arrangements:

Pension Arrangements	According to the terms of Mr. McCaughey’s employment contract, the SERP compensation limit for Mr. McCaughey’s pension arrangement is reviewed annually. The review for each of the past three years has shown that the current SERP compensation limit of $1,877,750 provides a pension benefit below the market median of the peer group (see page 30 for peer group definition) for retirement after age 55, at which time Mr. McCaughey would have served as Chief Executive Officer for six years. The Committee made no changes to the limit in 2006 and 2007. In 2008, the SERP compensation limit for Mr. McCaughey was increased to $2,300,000 from $1,877,750 effective January 1, 2008.

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Review of corporate performance and compensation for 2007

The following chart shows key financial objectives and fiscal 2007 results against these measures:

Measure	Medium-Term Objectives		2007 Results(1)		Comments
Earnings Per Share (EPS) Growth	•	Our previously stated objective was diluted EPS growth of 10% per annum, on average, over the next 3-5 years.	•	Year-over-year diluted EPS growth of 24%	•	EPS growth was above our medium-term target.
	•	Our objective moving forward is diluted EPS growth of 5%-10% per annum, on average, over the next 3-5 years.

Return on Equity (ROE)	•	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	•	28.7%	•	ROE was above our target.

Capital Strength	•	Tier 1 capital ratio of 8.5%.	•	Tier 1 capital ratio: 9.7%	•	Capital ratios were above our targets.
	•	Total capital ratio of 11.5%.	•	Total capital ratio: 13.9%

Business Mix(2)	•	Our previously stated objective was 65%-75% retail/25%-35% wholesale (as measured by economic capital).	•	73%/27% retail/wholesale	•	Business mix was within our target range.
	•	Our objective moving forward is at least 75% retail.

Risk	•	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	•	Loan loss ratio: 37 basis points	•	Loan loss performance was better than our medium-term objective.
	•	Our previously stated objective was to maintain the carrying value of our merchant banking portfolio below $1.4 billion.	•	Merchant banking portfolio: $1.1 billion	•	The carrying value of our merchant banking portfolio continued to decline.
	•	Our objective moving forward is to maintain the carrying value below $1.2 billion.

Productivity	•	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(2)).	•	Cash efficiency ratio (TEB)(2): 61.3%	•	CIBC’s efficiency ratio has improved relative to the median of our industry group.
	•	Our 2007 target was to hold expenses flat relative to annualized 2006 fourth quarter expenses ($7,568 million), excluding FirstCaribbean.	•	Non-interest expenses of $7,612 million (including FirstCaribbean expenses of $325 million)	•	We achieved our 2007 goal.
	•	Our 2008 target is flat expenses relative to annualized 2006 fourth quarter expenses, excluding FirstCaribbean and our U.S. restructuring.

Dividend Payout Ratio	•	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	•	Dividend payout ratio: 33.4%	•	CIBC’s dividend payout ratio was below our target range.

Total Shareholder Return (TSR)	•	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	•	Five years ended October 31, 2007: CIBC: 211.2% Bank Index: 154.4%	•	CIBC delivered the highest TSR for the year, as well as the past five years, among the major Canadian banks.

Notes:

(1)	Results were affected by items discussed in the MD&A, Overview of CIBC’s 2007 Annual Accountability Report.

(2)	For additional information, see the Non-GAAP Measures section of CIBC’s 2007 Annual Accountability Report.

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Impact of fiscal 2007 business performance on fiscal 2007 compensation decisions for SET members (other than the Chief Executive Officer) – Notwithstanding the negative impact of the mark-to-market write-downs in the CIBC World Markets structured credit business in fiscal 2007, CIBC delivered record results with many of the businesses achieving their targets. The record performance included a year-over-year diluted EPS increase of 24% and a #1 ranking among the five major Canadian banks in relative ROE (the key measures used for compensation purposes) as well as being #1 in TSR for the same group for the past one, two and five years. Based on CIBC’s financial results only, the formula-derived CIBC component of each SET member’s TDC would have been paid at the Maximum (i.e., 150% of Target).

However, as required under CIBC’s compensation process, the financial results were assessed against the risk-adjustment factors described above. The Committee, based on the Chief Executive Officer’s recommendation, applied the maximum decrease (under normal business circumstances) to the CIBC component of each SET member’s TDC (i.e., the formula-derived CIBC component was reduced from the Maximum (150% of Target) to Target (100%)). Also, based on the Chief Executive Officer’s recommendation, the Committee determined to further reduce TDC for the Chairman & CEO, World Markets to below the Threshold of 75% and for the Chief Risk Officer to below the Target of 100%. This resulted in fiscal 2007 TDC for all SET members being significantly reduced from the formula-derived level, recognizing the potential for future risk.

Chief Executive Officer compensation for fiscal 2007 – Mr. McCaughey’s employment contract (see description on page 49) provides that Mr. McCaughey’s annual variable cash and deferred equity awards (excluding options) for the performance period will be determined by the Committee at the end of the next fiscal year. The determination of the Chief Executive Officer’s TDC for the performance year is based on the process described on page 34, and includes:

•	an analysis of CIBC’s financial performance compared to the CIBC business scorecard;

•	an evaluation of individual performance, including an assessment by the Board and SET;

•	a review of market pay levels for comparable positions in the peer group (described on page 30); and

•	consideration of any post year-end events on a basis consistent with the terms of Mr. McCaughey’s contract.

At the end of fiscal 2008, the Committee and Board reviewed the formula-derived level of fiscal 2007 TDC that would have been paid to Mr. McCaughey if only CIBC’s fiscal 2007 record financial results and the evaluation of Mr. McCaughey’s performance were taken into consideration. His TDC would have been $12,960,000 before recognizing any post year-end events or applying any discretion. If Mr. McCaughey’s fiscal 2007 TDC was risk-adjusted similar to the adjustment for SET compensation for fiscal 2007, (i.e., reducing the formula-derived CIBC component of Mr. McCaughey’s compensation from the Maximum (150% of Target) to Target (100%)), his TDC would have been $9,360,000. During the course of the one-year lag, and in discussions with the Board Chair and the Committee, Mr. McCaughey recommended further reductions to his TDC for fiscal 2007.

After careful deliberation, including consideration of fiscal 2007 financial results, post fiscal 2007 events, other relevant factors and advice from its external advisor, the Committee recommended and the Board approved a fiscal 2007 TDC package for the Chief Executive Officer of $6,750,000. This amount was comprised of $1,000,000 in base salary, deferred equity and no cash incentive. The deferred equity included an RSA award of $2,700,000, a PSU award of $1,437,500 and stock options valued at $1,612,500 (inclusive of the stock option grant valued at $750,000 awarded in December 2007). The Committee believes that providing incentive compensation to the Chief Executive Officer in respect of fiscal 2007 exclusively in the form of deferred equity directly aligns any future realized value with the experience of shareholders.

In accordance with his employment contract, the number of Mr. McCaughey’s RSAs and PSUs were determined based on the October 31, 2007 share price of $102.00, compared to a share price of $54.61 on the date of grant, significantly reducing the number of such units he was granted.

Subsequently, Mr. McCaughey volunteered to take a further reduction, by foregoing the $1,437,500 in PSUs awarded to him. The Board supported his actions and Mr. McCaughey’s fiscal 2007 TDC was reduced to $5,312,500, comprised of a $1,000,000 base salary, no cash incentive, an RSA award of $2,700,000 and stock options valued at $1,612,500 (inclusive of the stock option grant valued at $750,000 awarded in December 2007).

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The Chief Executive Officer’s compensation for fiscal 2007 is described below:

Base Salary	Mr. McCaughey’s base salary of $1,000,000, which was established in conjunction with his appointment as Chief Executive Officer in August 2005, was not increased for fiscal 2007. It is not CIBC’s practice to increase base salaries for executives on an annual basis. This is consistent with CIBC’s philosophy of placing a greater proportion of pay at risk for senior executives, as discussed on page 25.

Annual Variable Cash Award	Based on Mr. McCaughey’s recommendation, the Board determined that he would not receive a cash incentive payment for fiscal 2007.

RSAs	The Board determined that Mr. McCaughey would receive $2,700,000 in RSAs on November 6, 2008(1).

PSUs	Mr. McCaughey chose to voluntarily forego the $1,437,500 PSU grant awarded by the Board on November 6, 2008.

Stock Options
Mr. McCaughey received an award of stock options in December 2007 for fiscal 2007. The timing of this grant is based on the terms of Mr. McCaughey’s employment agreement and is not subject to the one-year lag. This grant, which had a Black-Scholes value of $750,000, consisted of 70,045 options at an exercise price of $79.55.

The Board determined that Mr. McCaughey would receive an additional stock option grant for fiscal 2007, with a Black-Scholes value of $862,500, consisting of 107,481 options granted in December 2008 at an exercise price of $49.75.

Each option grant has a 10-year term and vests in equal annual installments over the respective four-year period.

Pension Arrangements	Mr. McCaughey participates in the SERP as described beginning on page 46. Upon Mr. McCaughey’s appointment as President and Chief Executive Officer, his pension arrangements were reviewed and modified. These arrangements are described in the section titled “Employment contracts” on page 49.

Note:

(1)	In accordance with the terms of Mr. McCaughey’s employment contract, the dollar value of the RSA grant was converted into a number of units using a share price of $102.00, which was the 2007 fiscal year-end closing price of CIBC common shares. The first one-third of the RSA grant vested 60 days after the date of grant (i.e., January 5, 2009). Based on the January 5, 2009 closing price of CIBC common shares, the value of these vested RSAs reduced from $900,000 on the date of grant to $462,678 on the date the shares were distributed to Mr. McCaughey. The remainder of the RSA grant will vest in equal portions on November 6, 2009 and November 6, 2010. Mr. McCaughey also received a cash payment equal to the dividend paid on a common share from October 31, 2007 to January 5, 2009 multiplied by the number of RSAs granted to him, in accordance with his employment contract.

Summary

The Committee is satisfied that CIBC’s compensation policies and levels of compensation are aligned with CIBC’s performance and reflect competitive market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives, and the Committee will continue to regularly evaluate the effectiveness of CIBC’s compensation philosophy with this in mind.

The Committee, on behalf of the Board, has full confidence in the leadership of the Chief Executive Officer and his ability to execute on CIBC’s strategy to deliver consistent and sustainable performance over the long-term.

Presented by the Committee:

John S. Lacey, Chair Brent S. Belzberg William L. Duke	Gordon D. Giffin Linda S. Hasenfratz

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Performance graph

The following graph compares the cumulative TSR of CIBC’s common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index, assuming reinvestment of all dividends, over the last five fiscal years.

Five-year total return on $100 investment
(Dividends Reinvested)

Cost of management analysis

CIBC’s executive compensation pay-for-performance philosophy reflects a relationship between compensation, and business performance and the creation of shareholder value.

Pay-for-performance – The following graph compares the trend in total CIBC NEO compensation for each of the last five fiscal years to the trends in key performance metrics for CIBC: Net Income After Tax (NIAT); Net Income Before Tax (NIBT); and Earnings Per Share (EPS). As shown, for the period 2003 to 2007, the total compensation paid to CIBC NEOs has generally followed the trends in CIBC business performance against these key metrics.

Five-year Pay for Performance Indexed at 2003

Notes:

(1)	Total NEO compensation is defined as aggregate annual compensation (i.e., the sum of base salary, variable cash and deferred equity awards (e.g., RSAs, PSUs and stock options)) and excludes Pension Cost, All Other Compensation and compensation that is one-time in nature (e.g., the sign-on option award for Mr. Williamson made at the time of his appointment as Senior Executive Vice-President and Chief Financial Officer), as disclosed in the Summary Compensation Table. To create comparability of annual amounts, CIBC has included the Chief Executive Officer and the Chief Financial Officer at the end of the fiscal year and the other three most highly compensated NEOs for each year. The determination of total NEO compensation for fiscal 2008 does not include any variable compensation, except options, that may be awarded to Mr. McCaughey, as these incentives will be awarded at the end of fiscal 2009 and reported as compensation related to

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performance in fiscal 2008. The NEO compensation data and this graph will be updated to reflect this additional information in any management proxy circular that includes executive compensation disclosure for the relevant years that is issued after these variable compensation awards are determined. The above graph has been adjusted from that presented in the Management Proxy Circular for fiscal 2007 to include Mr. McCaughey’s total compensation for fiscal 2007, as determined in November 2008.

(2)	Reported NIAT, NIBT and EPS are on pages 165 and 166 of the 2008 Annual Accountability Report, reported as Net (loss) income, (Loss) income before income taxes and non-controlling interests less non-controlling interests and Earnings (loss) per share (diluted).

Cost of management ratio (COMR) – The table below illustrates total compensation to CIBC NEOs as a percentage of NIAT for the 2006, 2007 and 2008 fiscal years. While the composition of the NEOs may change from year to year, the fixed definition of the group of executives included in the compensation costs creates comparability of amounts.

	NEO Compensation(1)	NIAT(2)	NEO Compensation as
Year	($000’s)	($000’s)	a Percentage of NIAT(3)
Fiscal 2008	15,723	−2,060,000	n/m(4)

Fiscal 2007	21,022	3,296,000	0.64%

Fiscal 2006	28,394	2,646,000	1.07%

Notes:

(1)	Total NEO compensation is defined as the aggregate of base salary, variable cash and deferred equity awards (e.g., RSAs, PSUs and stock options), plus Pension Cost, and excludes All Other Compensation and compensation that is one-time in nature, (e.g., the sign-on option award for Mr. Williamson made at the time of his appointment as Senior Executive Vice-President and Chief Financial Officer), as disclosed in the Summary Compensation Table. To create comparability of annual amounts, CIBC has included the Chief Executive Officer and the Chief Financial Officer at the end of the fiscal year and the other three most highly compensated NEOs for each year. The determination of total NEO compensation for fiscal 2008 does not include any variable compensation, except options, that may be awarded to Mr. McCaughey, as these variable compensation awards will be awarded at the end of fiscal 2009 and reported as compensation related to performance in fiscal 2008. The NEO compensation data and this table will be updated to reflect this additional information in any management proxy circular that includes executive compensation disclosure for the relevant years that is issued after these variable compensation awards are determined. The fiscal 2007 NEO compensation data has been adjusted from that presented in the Management Proxy Circular for fiscal 2007 to include Mr. McCaughey’s total compensation for fiscal 2007, as determined in November 2008.

(2)	NIAT is as reported in CIBC’s Consolidated Statement of Operations on page 95 of the 2008 Annual Accountability Report, reported as Net (loss) income.

(3)	COMR is not a defined term under Canadian securities legislation and is not a Canadian GAAP measure. As a result, CIBC’s ratio of compensation as a percentage of NIAT may not be directly comparable to that of other companies.

(4)	Not meaningful.

CIBC     PROXY CIRCULAR    40

Summary compensation table

The following table discloses compensation for the Chief Executive Officer, the current Chief Financial Officer, the former Chief Financial Officer and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated. Starting in 2005, CIBC restructured this table to consolidate all information required to be disclosed by applicable securities legislation plus supplementary information to provide a complete summary of any compensation paid in respect of the fiscal year.

Summary compensation table(1)

		Annual Compensation
			Variable Compensation
					Restricted
					Share/		Securities
			Variable		Performance		Under		Total Annual
			Cash		Share		Options/SARs		Variable		Pension		Total		All Other
		Salary(2)	Award		Awards(3)		Granted(4)		Compensation		Cost(5)		Compensation		Compensation(6)(7)(8)
Name and Principal Position	Year	($)	($)		($)		($)/(#)		($)		($)		($)		($)
G.T. McCaughey(9)	2008	1,000,000	TBD		TBD		742,500/92,528		TBD		413,000		TBD		1,445,179
President and	2007	1,000,000	0	(9)	2,700,000	(9)	1,612,500/177,526	(9)	4,312,500	(9)	394,000		5,706,500	(9)	1,257,565
Chief Executive Officer	2006	1,000,000	3,070,000		4,230,000		750,000/40,862		8,050,000		365,000		9,415,000		833,511

T.D. Woods(10)	2008	426,639	850,000		1,105,000		195,000/24,301		2,150,000		146,000		2,722,639		101,705
Senior Executive Vice-President and	2007	400,000	938,110	(11)	1,137,393	(11)	200,716/18,746	(11)	2,276,219	(11)	618,781	(11)	3,295,000		91,415
Chief Risk Officer	2006	400,000	875,610	(11)	1,084,268	(11)	191,341/10,425	(11)	2,151,219	(11)	606,781	(11)	3,158,000		90,057
(former Chief Financial Officer)

J.D. Williamson(10)	2008	348,657	725,000		935,000		165,000/20,562		1,825,000		66,000		2,239,657		2,250
Senior Executive Vice-President and							575,142/90,000	(12)					575,142
Chief Financial Officer

R.W. Nesbitt(10)	2008	288,247	2,200,000		2,125,000		375,000/46,731		4,700,000		14,000		5,002,247		68,235
Chairman and Chief Executive Officer,			125,000	(13)	1,610,000	(13)	786,000/98,398	(13)					2,521,000
CIBC World Markets

S.A. Baxendale	2008	450,000	1,100,000		1,317,500		232,500/28,974		2,650,000		73,000		3,173,000		135,740
Senior Executive Vice-President,	2007	450,000	1,312,284	(11)	1,497,942	(11)	264,343/24,688	(11)	3,074,569	(11)	463,431	(11)	3,988,000		141,157
CIBC Retail Markets	2006	450,000	1,137,284	(11)	1,349,192	(11)	238,093/12,972	(11)	2,724,569	(11)	458,431	(11)	3,633,000		110,971

R.A. Lalonde	2008	450,000	1,050,000		1,275,000		225,000/28,039		2,550,000		153,000		3,153,000		413,872
Senior Executive Vice-President,	2007	450,000	1,375,000		1,551,250		273,750/25,567		3,200,000		152,000		3,802,000		356,891
Technology and Operations	2006	450,000	1,200,000		1,402,500		247,500/13,485		2,850,000		141,000		3,441,000		303,157

Notes:

(1)	This table has been structured to improve the transparency of CIBC’s executive compensation disclosure, align it with CIBC’s compensation practices and disclose the value of all compensation paid to the NEOs in respect of the performance year in a single table. As a result, it may not be directly comparable to that of other companies. For example:

•	the “Variable Compensation” columns show the value of each component of variable compensation granted to an NEO, namely variable cash awards, RSAs, PSUs and options granted in respect of the performance year;

•	the “Pension Cost” and “Total Compensation” columns have been included to present a more complete picture of compensation granted to each NEO and to consolidate information that was previously disclosed in supplemental compensation tables;

•	the “All Other Compensation” column provides a consolidated view of all other compensation; and

•	the determination of NEOs is based on the total of annual salary, variable cash and deferred equity awards, before any reduction for SERP past service awards (see Note (5) below).

(2)	Reflects the salary earned in the fiscal year.

(3)	Amounts shown represent the total value of RSAs granted under the RSA Plan and PSUs granted under the PSU Plan for the specified fiscal years. For awards granted for fiscal 2006 and fiscal 2007, units are valued under both plans at the weighted average price of CIBC common shares purchased in the open market by the RSA trustee in respect of these grants. For RSAs and PSUs granted for fiscal 2008, units are valued under both plans based on the average closing price of one CIBC common share on the TSX for the 10 trading days prior to December 1, 2008. RSAs vest one-third annually or at the end of three years. Fiscal 2006 and fiscal 2007 RSA awards are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elected to defer receipt of shares until the end of the third year. Fiscal 2008 awards will be paid out in cash, with each unit valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to each of December 1, 2009, December 1, 2010 and December 1, 2011, unless the recipient elects to defer receipt of the proceeds until the end of the third year, in which case each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to December 1, 2011. Dividend equivalents are paid quarterly on outstanding RSAs and are reported under “All Other Compensation”. PSUs vest at the end of three years. The vested number of PSUs is adjusted based on meeting performance criteria. For fiscal 2006 and fiscal 2007 PSU grants, the PSUs are distributed in the form of one CIBC common share for each PSU or, if the individual has met the minimum share ownership requirements, the individual may elect to receive the distribution in cash. For fiscal 2008 PSU grants, the distribution will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to December 1, 2011. Dividend equivalents are paid quarterly on the minimum number of PSUs that will vest (75% of the number granted) and are reported under “All Other Compensation”. At the end of the vesting period the amount of dividend equivalent payments will be adjusted, if necessary, to reflect the actual number of PSUs that vest. As a result of the one-year lag in the determination of the awards for the Chief Executive Officer, the pricing and vesting mechanics differ slightly for his RSA and PSU awards. For additional details, see Chief Executive Officer compensation beginning on page 37.

41    CIBC     PROXY CIRCULAR

The following table shows the aggregate number and value of RSAs and PSUs held by each of the NEOs as at October 31, 2008 and includes the RSA grant made to the Chief Executive Officer on November 6, 2008 for fiscal 2007 as well as a one-time RSA grant of 26,141 units made to Mr. Nesbitt to replace lost compensation from his former employer. The value of PSUs and RSAs is equivalent to the number of units awarded multiplied by the closing price of one CIBC common share on the TSX on October 31, 2008 (i.e., $54.66). These amounts are also included in the figures shown under “Stock Awards” in the “Outstanding deferred equity awards at financial year-end October 31, 2008” table shown on page 44.

RSAs and PSUs outstanding at October 31, 2008

	RSAs		PSUs		Total
	Aggregate	Value at	Aggregate	Value at	Aggregate	Value at
	Number	October 31,	Number	October 31,	Number	October 31,
	of Units	2008	of Units	2008	of Units	2008
Name	(#)	($)	(#)	($)	(#)	($)
G.T. McCaughey	74,533	4,073,974	42,191	2,306,160	116,724	6,380,134

T.D. Woods	8,448	461,768	14,408	787,541	22,856	1,249,309

J.D. Williamson	—	—	—	—	—	—

R.W. Nesbitt	26,141	1,428,867	—	—	26,141	1,428,867

S.A. Baxendale	10,918	596,778	19,776	1,080,956	30,694	1,677,734

R.A. Lalonde	11,320	618,751	18,894	1,032,746	30,214	1,651,497

The following table illustrates the estimated future payouts for the PSU awards granted in respect of fiscal 2008. The number of PSUs that vest will range between 75% and 125% of the number initially awarded and will depend on CIBC’s average ROE relative to the other four major Canadian banks over the three-year performance period. Estimated future payouts are calculated based on the closing price of one CIBC common share on the TSX on October 31, 2008, which was $54.66. Actual payouts will be based on the number of PSUs that vest and the value of CIBC common shares at the time of vesting and therefore may differ from amounts shown in this table.

			Estimated Future Payouts
	Units Granted	Performance	Threshold	Target	Maximum
Name	(#)	Period	($)	($)	($)

G.T. McCaughey	TBD	3 years	TBD	TBD	TBD

T.D. Woods	7,071	3 years	289,876	386,501	483,126

J.D. Williamson	5,983	3 years	245,273	327,031	408,788

R.W. Nesbitt	13,597	3 years	557,409	743,212	929,015

S.A. Baxendale	8,430	3 years	345,588	460,784	575,980

R.A. Lalonde	8,159	3 years	334,478	445,971	557,464

(4)	The figures in this column reflect the number of options granted (if any) to the NEOs and their grant value for the 2008, 2007 and 2006 fiscal years. CIBC’s option grants are made after the end of the fiscal year and are an integral part of overall total compensation decisions. The Chief Executive Officer’s option grant is also made at this time with the remaining portions of his variable compensation determined the following year, which, at the Board’s discretion, may also include an option grant at that time. Since 2000, CIBC has not granted options with SARs connected to them.

The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For annual grants made in December 2008, the key Black-Scholes assumptions used were a risk-free rate of 3.09%, a dividend yield of 6.99%, share price volatility of 33.8% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2008 is approximately $8.03 per option.

(5)	Amounts shown represent the value of the projected pension earned under CIBC defined benefit pension plans for the year of service credited for the 2008, 2007 and 2006 fiscal years (pension service cost). For comparability and consistency, the pension service cost values are determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used.

In addition, Mr. Woods and Ms. Baxendale were provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP. The values of these awards result in a direct reduction to other elements of compensation. The past service award granted to Mr. Woods in fiscal 2004 vested over four years, resulting in a reduction to other elements of compensation of $448,781 in each of the 2004, 2005, 2006 and 2007 fiscal years. Ms. Baxendale’s past service award, as granted in 2005, vested over a period of three years, with a corresponding reduction to other elements of compensation of $375,431 in each of the 2005, 2006 and 2007 fiscal years. The value of the past service awards is calculated on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(6)	The amounts shown include dividend equivalents earned from RSAs, PSUs, RDSUs and RSIP DSUs that were granted in prior years. The fiscal 2008, 2007 and 2006 amounts are as follows: $1,442,929, $1,255,315 and $831,261 for Mr. McCaughey; $99,455, $89,165 and $87,807 for Mr. Woods; $133,490, $138,907 and $108,721 for Ms. Baxendale and $411,622, $354,641 and $300,907 for Mr. Lalonde. The fiscal 2008 amount for Mr. Nesbitt is $68,235. Mr. McCaughey’s dividend equivalent amount for 2007 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2005 compensation and was paid in January 2007, and the dividend equivalent amount for 2008 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2006 compensation and was paid in January 2008.

CIBC     PROXY CIRCULAR    42

The RDSU and RSIP DSU plans are no longer active and no further grants are being made under either of these plans. For additional information, see the descriptions contained in the 1999 and 2000 Management Proxy Circulars. CIBC has minimized its financial exposure resulting from these plans related to changes in CIBC share value through the following arrangements. CIBC hedges the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP DSU plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated. There are currently three remaining participants who hold RSIP DSUs. For Messrs. McCaughey and Lalonde, who are NEOs, the numbers of RSIP DSUs are included in the “Outstanding deferred equity awards at financial year-end October 31, 2008” table on page 44. The compensation value delivered to Mr. McCaughey over the four-year allocation period (2000 to 2003) was approximately $9.7 million and to Mr. Lalonde was approximately $2.8 million. These amounts are subject to a mandatory deferral, until retirement, and offset other forms of variable compensation for each of the years allocations were made.

(7)	The value of perquisites and other personal benefits for each NEO are not greater than the lesser of $50,000 and 10% of the total of annual salary and variable cash award and are therefore not included in “All Other Compensation” as provided under Canadian securities laws.

(8)	The amounts shown include any CIBC contributions for the NEOs to the ESPP. Under the ESPP, employees can contribute a percentage of annual base earnings, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250).

(9)	Mr. McCaughey assumed the role of President and Chief Executive Officer on August 1, 2005. In accordance with Mr. McCaughey’s employment contract, any variable cash or equity awards (excluding options) for fiscal 2008 will not be determined until the end of fiscal 2009 and will be disclosed in the fiscal 2009 Management Proxy Circular. The amounts shown for any variable cash and equity awards for fiscal 2007 have been updated to reflect the awards to Mr. McCaughey that were determined in November 2008.

(10)	On January 7, 2008, CIBC announced the appointment of Mr. Woods as Senior Executive Vice-President and Chief Risk Officer effective January 7, 2008, the appointment of Mr. Williamson as Senior Executive Vice-President and Chief Financial Officer effective January 10, 2008, and the appointment of Mr. Nesbitt as Chairman and Chief Executive Officer, CIBC World Markets effective February 28, 2008.

(11)	Certain NEOs have been provided with enhanced SERP benefits in lieu of a portion of the variable cash and deferred equity awards, as disclosed in Note (5) above. The variable compensation awards shown in the table for Mr. Woods and Ms. Baxendale for each of the 2006 and 2007 fiscal years do not include the following amounts for SERP past service awards: $448,781 for Mr. Woods and $375,431 for Ms. Baxendale.

(12)	90,000 options were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as Senior Executive Vice-President and Chief Financial Officer. As this option grant is one-time in nature, it is not considered part of annual compensation. The options have a 10-year term and vest in equal installments over four years. The award is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options.

(13)	This compensation for Mr. Nesbitt replaces lost compensation from his former employer, including: a $125,000 cash payment; $1,610,000 in RSAs that will vest in equal installments over three years (see Note (3) above); and two option grants totaling 98,398 options which have a 10-year term. 53,205 options vest in equal installments over a four-year period and 45,193 options vest in equal installments over a two-year period. As this compensation is one-time in nature, it is not considered part of annual compensation.

Option grants during the financial year ended October 31, 2008(1)

The following table sets out grants of stock options made to the NEOs for fiscal 2008:

				Market Value of
	Securities Under	% of Total		Securities Underlying
	Options/SARs	Options/SARs	Exercise or	Options/SARs on the
	Granted	Granted to Employees	Base Price	Date of Grant	Expiration
Name	(#)(2)	in Financial Year	($/Security)	($/Security)	Date
G.T. McCaughey(3)	107,481	8.08%	49.75	49.75	December 7, 2018

G.T. McCaughey	92,528	6.96%	49.75	49.75	December 7, 2018

T.D. Woods	24,301	1.83%	49.75	49.75	December 7, 2018

J.D. Williamson(4)	90,000	6.77%	66.79	66.79	March 2, 2018

J.D. Williamson	20,562	1.55%	49.75	49.75	December 7, 2018

R.W. Nesbitt(5)	98,398	7.40%	66.79	66.79	March 2, 2018

R.W. Nesbitt	46,731	3.51%	49.75	49.75	December 7, 2018

S.A. Baxendale	28,974	2.18%	49.75	49.75	December 7, 2018

R.A. Lalonde	28,039	2.11%	49.75	49.75	December 7, 2018

Notes:

(1) This table includes options granted in respect of fiscal 2008 performance which were made in December 2008, as well as any other (i.e., off-cycle) options granted during the fiscal year.

(2)	Stock options typically vest in equal annual installments over a four-year period, commencing on the first anniversary of the date of grant and are in respect of CIBC common shares. Since 2000, CIBC has not granted options with SARs connected to them.

(3)	For Mr. McCaughey this grant represents fiscal 2007 compensation (see page 38).

(4)	Mr. Williamson’s one-time stock option award granted upon his appointment as Senior Executive Vice-President and Chief Financial Officer vests in equal installments over four years and is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options.

43    CIBC     PROXY CIRCULAR

(5)	Mr. Nesbitt’s one-time stock option awards made to replace compensation lost from his former employer include 53,205 options that vest in equal installments over four years and 45,193 options that vest in equal installments over two years.

Outstanding deferred equity awards at financial year-end October 31, 2008

The following table sets out certain information regarding the deferred equity awards that have been previously awarded to the NEOs, and remain outstanding:

	Option Awards(1)				Stock Awards
	Number of Securities		Value of Securities
	Underlying Unexercised		Underlying Unexercised
	Options		Options(2)
	(#)		($)		Number of	Market Value of
					Units(3)	Units(4)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable	(#)	($)
G.T. McCaughey(5)	380,464	258,574	2,264,898	—	417,653	22,828,913

T.D. Woods	63,615	29,566	510,056	—	22,856	1,249,309

J.D. Williamson	—	90,000	—	—	—	—

R.W. Nesbitt	—	98,398	—	—	26,141	1,428,867

S.A. Baxendale	38,828	37,012	208,934	—	30,694	1,677,734

R.A. Lalonde(5)	192,320	39,255	2,155,464	—	112,353	6,141,215

Notes:

(1)	This table does not include option grants made subsequent to October 31, 2008, which are disclosed in the table on page 43.

(2)	Amounts reported are based on the difference between the exercise price of the option and the 2008 fiscal year-end CIBC common share price of $54.66.

(3)	PSUs are shown at 100% of the original number of units awarded and have not been adjusted to reflect performance.

(4)	Values are calculated based on the 2008 fiscal year-end CIBC common share price of $54.66.

(5)	For Mr. McCaughey, includes an RSA award for fiscal 2007 made on November 6, 2008. In addition, for Mr. McCaughey, includes units of 300,929 ($16,448,779) and for Mr. Lalonde includes units of 82,139 ($4,489,718) awarded under the RSIP DSU and RDSU programs for which time and performance-based vesting conditions have been met and which will be distributed upon retirement or termination of employment. The number of units under the RSIP DSU and RDSU programs increases annually due to the reinvestment of dividend equivalents.

Aggregated option/SAR exercises during the financial year ended October 31, 2008(1)

The following table sets out aggregated option exercises by each NEO during fiscal 2008:

	Securities Acquired on Exercise	Aggregate Value Realized Upon Exercise
Name	($)	(#)
G.T. McCaughey	—	—

T.D. Woods	—	—

J.D. Williamson	—	—

R.W. Nesbitt	—	—

S.A. Baxendale	—	—

R.A. Lalonde	—	—

Note:

(1)	Since 2000, CIBC has not granted options with SARs connected to them.

Executive share ownership guidelines

The Committee believes it is important to align the interests of CIBC management with those of its shareholders and that this can be achieved, in part, by encouraging the executives of CIBC to have significant personal holdings of CIBC shares. In fiscal 2003, the Committee adopted formal guidelines that set out the expected ownership levels of CIBC common shares to be held at each executive level. Ownership of CIBC common shares includes direct ownership as well as shares held under the ESPP and certain deferred equity plans.

All executives are expected to meet the following minimum shareholding guidelines, except newly appointed executives and new hires are expected to meet the guidelines within five years of appointment and executives promoted to a more senior executive level are expected to meet the higher guidelines within three years of promotion:

Executive Level	Multiple of Salary
Chief Executive Officer	6 times

Senior Executive Vice-President	3 times

Executive Vice-President	2 times

Senior Vice-President	1.5 times

Vice-President	1 times

CIBC     PROXY CIRCULAR    44

Automatic securities disposition plans

CIBC has established automatic securities disposition plans in accordance with applicable Canadian securities law, the guidelines of the Ontario Securities Commission and the rules of the United States Securities and Exchange Commission. These plans allow participants to exercise options and/or sell shares on a pre-determined basis. The Committee supports the plans as a means of promoting the orderly disposition of securities and avoiding large block sales, provided the individual participant continues to meet the executive share ownership guidelines, participates in the plan for at least a one-year period and has no discretion to alter the terms of that arrangement or influence the execution of the plan. Insider reports of the disposition of securities are made in accordance with securities law. As disclosed in a press release, Mr. McCaughey established a plan to arrange for the automatic exercise of options which expire in 2010. Mr. Woods has also established a plan to sell common shares. These plans expire during 2009. No other NEO has established such a plan.

Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2008 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.

C
Number of
Securities
Remaining
	A		Available for
	Number of		Future Issuance
	Securities to be	B	under Equity
	Issued upon	Weighted-average	Compensation
	Exercise of	Exercise Price of	Plans (excluding
	Outstanding	Outstanding	securities in
	Options	Options	column A)
Plan Category	(#)	($)	(#)
Equity compensation plans approved by security holders	7,270,168	55.38	7,712,150

Equity compensation plans not approved by security holders	Nil	Nil	Nil

Total	7,270,168	55.38	7,712,150

Employee Stock Option Plan (ESOP) – The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is (subject to changes in employment status or extension due to the application of trading restrictions as explained below) generally, and cannot exceed, 10 years from the date of its grant. Vesting, while set at the Committee’s discretion, is generally 25% per year, commencing on the first anniversary of the grant. The exercise price of an option is set by the Committee but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

The number of CIBC common shares which may be issued from treasury under options granted to participants in the ESOP cannot exceed, in the aggregate, 42,634,500 shares. The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding.

Unless otherwise determined by CIBC, options are forfeited 30 days after resignation or termination of employment with cause. In the case of termination of employment without cause, options remain outstanding and exercisable for the length of the employee severance period. The term of options issued under the ESOP that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to internal CIBC trading restrictions are automatically extended so that they expire 10 business days after any applicable trading restrictions end.

Up to 50% of the options granted prior to 2000 can be exercised as Stock Appreciation Rights (SARs). SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised. Since 2000, there has been no grant of options with SARs connected to them.

The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided these loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC.

ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that, with CIBC’s prior approval, option recipients may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipients and any of the foregoing are beneficiaries.

The Committee may amend the ESOP from time to time. However, shareholder approval is required for the following changes (unless the change results from application of the anti-dilution provisions of the ESOP):

•	increasing the number of common shares that can be issued under the ESOP;

•	reducing the strike (exercise) price of an outstanding option;

•	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

•	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes;

•	expanding the categories of individuals eligible to participate in the ESOP; and

•	amending the ESOP to provide for other types of compensation through equity issuance.

CIBC has established a stock option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX on granting of options. Under the terms of the policy, options granted under the ESOP have an exercise price equal to the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant of the options, unless the Committee specifies that a higher exercise price should apply.

45    CIBC     PROXY CIRCULAR

The policy provides, in part, that where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee. This policy was approved by the Committee in May 2006.

Non-Officer Director Stock Option Plan (DSOP) – In the 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. The DSOP provided that the Board may suspend the grant of options or otherwise amend the DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. TSX rules require that all amendments to the DSOP be approved at a meeting of common shareholders.

Options granted under the DSOP have a 10-year term and vested immediately upon grant. The DSOP provided for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days preceding the date of grant. No options granted under the DSOP may be exercised as SARs. DSOP award recipients are not permitted to assign or transfer their options except upon death.

The maximum number of shares reserved for issuance under options granted to non-officer members of the Board under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, his or her options will terminate on the earlier of (a) sixty months after the date the director leaves the Board and (b) the end of the 10-year option term.

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

Options outstanding and available for grant at December 31, 2008

					Total Options Outstanding and
	Options Outstanding		Options Available for Grant		Available for Grant
		% of common		% of common		% of common
Plan	#	shares outstanding	#	shares outstanding	#	shares outstanding
ESOP	8,123,567	2.13%	6,572,151	1.73%	14,695,718	3.86%

DSOP(1)	49,000	0.01%	68,000	0.02%	117,000	0.03%

Total(2)	8,172,567	2.14%	6,640,151	1.75%	14,812,718	3.89%

Notes:

(1)	In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

(2)	At the 2008 fiscal year-end, the total number of options outstanding was 7,270,168, the total number of options available for grant was 7,712,150 and the total common shares outstanding was 380,804,829 (including treasury shares: 6,611).

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). In recent years, CIBC has taken a conservative approach to the use of stock options as a component of total compensation. This trend is reflected in the following measures of stock option usage over the last three years:

	Fiscal Years
Measure(1)	2006	2007	2008
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	2.66%	2.16%	1.91%

Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	5.26%	4.70%	3.93%

Burn Rate
• total number of options granted in a fiscal year/total number of common shares outstanding at the end of the fiscal year	0.12%	0.13%	0.23%

Note:

(1)	Both the ESOP and the DSOP programs (described beginning on page 45) are included in the above calculations. All figures are calculated as a percentage of common shares outstanding including treasury shares.

Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of the overall total compensation for executives, including the NEOs. All CIBC officers participate in one of three types of pension arrangements: a non-contributory provision of a defined benefit CIBC pension plan, a contributory provision of a defined benefit CIBC pension plan, or a cash contribution to an RRSP of the officer’s choice. In addition, certain officers may be designated by the Committee for participation in the SERP. Starting in 2008, SERP benefits have been secured through a trust fund in the event of plan wind-up.

CIBC     PROXY CIRCULAR    46

Previously, SERP benefits were an unfunded liability of CIBC. CIBC determined that, commencing in 2008, CIBC would annually make a contribution to or receive a refund from the SERP trust fund in order to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits.

Payment of benefits under the SERP is subject to compliance with certain non-solicitation and non-competition covenants.

Under the current terms of the SERP designated executives at the Executive Vice-President level or above (including the NEOs) receive a pension benefit based on the following provisions:

Provision	Description
Pension Formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC pension plan benefits.

Limits on Final Average Earnings	$2,300,000 for Mr. McCaughey $913,500 for SET members $500,000 for Executive Vice-Presidents

Final Average Earnings (subject to specified dollar limits as shown above)	The sum of:
• the average of the best consecutive five years of salary in the last 10 years prior to retirement; and
• the average of the best five years of variable cash awards in the last 10 years prior to retirement.

Reduction for Early Retirement	Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey is entitled, in accordance with his employment contract, to an unreduced pension payable from age 55 and Mr. Lalonde is entitled to an unreduced pension payable from age 55(1)).

Government Pension Adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time.

Form of Pension	Pension payments are made for the life of the executive. In the event of death of the executive:
• 50% of the pension is continued for the life of the executive’s spouse; or
• other optional forms of payment are available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

Note:

(1)	This pension enhancement for Mr. Lalonde was granted in fiscal 2008.

The following pension benefit chart shows the annual pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown include the pension payable from the CIBC Pension Plan, are before reduction for Canada/Quebec Pension Plan benefits and do not include any amount payable for an executive’s accumulated contributions with interest. The chart assumes retirement occurs at age 61 (or age 55 for Messrs. McCaughey and Lalonde), the earliest age at which these officers can retire with an unreduced pension.

Annual pension benefit

Final Average Earnings		Years of Service
		15	20	25	30	35
($)		($)	($)	($)	($)	($)
300,000		90,000	120,000	150,000	180,000	210,000

400,000		120,000	160,000	200,000	240,000	280,000

500,000		150,000	200,000	250,000	300,000	350,000

600,000		180,000	240,000	300,000	360,000	420,000

700,000		210,000	280,000	350,000	420,000	490,000

800,000		240,000	320,000	400,000	480,000	560,000

900,000		270,000	360,000	450,000	540,000	630,000

1,000,000		300,000	400,000	500,000	600,000	700,000

1,250,000		375,000	500,000	625,000	750,000	875,000

1,500,000		450,000	600,000	750,000	900,000	1,050,000

1,750,000		525,000	700,000	875,000	1,050,000	1,225,000

2,000,000		600,000	800,000	1,000,000	1,200,000	1,400,000

2,250,000		675,000	900,000	1,125,000	1,350,000	1,575,000

2,300,000	(1)	690,000	920,000	1,150,000	1,380,000	1,610,000

Note:

(1)	Represents the current maximum final average earnings under CIBC’s SERP.

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Some officers covered under the retirement arrangements of CIBC World Markets Inc. are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplemental executive pension benefits from CIBC.

Supplemental disclosure on pension arrangements – The following table shows years of credited service and changes in the accrued pension liability for the NEOs from October 31, 2007 to October 31, 2008, including the annual pension service cost for fiscal 2008. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2008.
Accrued pension obligation

				Other
	Number	Accrued Pension		Compensation-	Other	Accrued Pension
	of Years	Liability at		related	Change in	Liability at
	of Credited	October 31,	2008 Service	Change in Liability	Liability in	October 31,
	Service(1)	2007(2)	Cost(2)	in 2008(3)	2008(4)	2008(2)
Name	(#)	($)	($)	($)	($)	($)
G.T. McCaughey	27.7	11,002,000	413,000	2,189,000 (5)	(1,359,000)	12,245,000

T.D. Woods	19.3	3,233,000	146,000	0	(460,000)	2,919,000

J.D. Williamson	0.8	0	66,000	0	0	66,000

R.W. Nesbitt	0.7	0	14,000	0	0	14,000

S.A. Baxendale	16.6	1,492,000	73,000	0	(320,000)	1,245,000

R.A. Lalonde	21.0	3,029,000	153,000	1,116,000 (6)	(511,000)	3,787,000

Notes:

(1)	Reflects credited years of service at October 31, 2008. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation. A past service award of 10 years was granted at October 31, 2004 to Mr. Woods and an award of 7.5 years of service was granted to Ms. Baxendale at October 31, 2005. The value of these awards for Mr. Woods and Ms. Baxendale vested and were applied as reductions to other elements of their compensation recognized over periods of four years and three years respectively. For Mr. McCaughey, in recognition of his appointment as President and Chief Executive Officer and of past service with a CIBC-acquired organization, an additional 1.7 years of SERP service credit vests on each anniversary date of his appointment commencing August 1, 2006, up to a maximum service credit of 11.9 years, in addition to ongoing credited service earned through continued employment. These awards, vested and unvested, are included in the years of credited service set out above.

(2)	Pension service cost is the value of the projected pension earned for the year of service credited for fiscal 2008. Accrued pension liability is the value of the projected pension earned for service up to October 31, 2007 or October 31, 2008 as indicated, including the additional years of service, both vested and unvested, granted to Mr. McCaughey in connection with his appointment as President and Chief Executive Officer. These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s registered pension plan which are disclosed in CIBC’s financial statements. The assumptions include an annual discount rate of 5.50% in measuring the accrued pension liability at October 31, 2007 and 6.75% in measuring the accrued pension liability at October 31, 2008 and a rate of increase for compensation of 3.50% before taking into account the limits on final average earnings for SERP. Actuarial assumptions may change (for example, due to fluctuations in market conditions or changes to CIBC’s compensation philosophy) and the impact of any changes to the actuarial assumptions in a given year is reflected in the “Other Change in Liability” column in the above table. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(3)	The other compensation-related change in the obligation includes the impact of promotions, increases in base salary and variable compensation, and plan amendments including increases in the maximum covered compensation limits or additional service awards granted during the current fiscal year.

(4)	Other changes in obligations include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. The reduction shown in this column is primarily attributable to the increase in discount rate, partially offset by interest accruing and other factors.

(5)	Represents the past service cost related to the increase in the maximum covered compensation limit for Mr. McCaughey to $2,300,000 from $1,877,750 (see page 35).

(6)	Represents the past service cost related to an amendment to permit Mr. Lalonde to retire at age 55 with an unreduced pension.

Under the current terms of the CIBC Pension Plan and the SERP, assuming the executive retires at age 61, each NEO will be entitled to an annual pension upon retirement as follows:

Annual Pension
Name	Available at Age 61(1)
G.T. McCaughey(2)	1,610,000

T.D. Woods	441,525

J.D. Williamson	242,078

R.W. Nesbitt	26,056

S.A. Baxendale	589,339

R.A. Lalonde(3)	522,413

Notes:

(1)	Represents the estimated annual pension that would be received, assuming the individual retires at age 61 and that final average earnings at age 61 will be at or above the applicable maximum SERP covered compensation limit.

(2)	Mr. McCaughey is eligible to retire with an unreduced pension, currently estimated at $1,283,000 annually, at age 55.

(3)	Mr. Lalonde is eligible to retire with an unreduced pension, currently estimated at $412,000 annually, at age 55.

CIBC     PROXY CIRCULAR    48

Employment contracts

The following summarizes the key terms of employment contracts for Messrs. McCaughey, Williamson and Nesbitt. The other NEOs do not have written employment contracts with CIBC.

Mr. McCaughey

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005. The key terms of this contract are the following:

Officer	G.T. McCaughey, President and Chief Executive Officer

Effective Date	August 1, 2005

Base Salary	$1,000,000 (may be increased by the Board)

Annual Variable Compensation (Cash and Deferred Equity)	The amount of annual variable compensation (excluding options) for any fiscal year is to be determined by the Committee at the end of the following fiscal year based on the achievement of:
• personal objectives and performance objectives for CIBC established for the fiscal year;
• financial performance of CIBC, including in comparison to the other four major Canadian banks for such year;
  and
• other relevant factors,
on a basis consistent with CIBC executive compensation policies and past practices.
The annual variable compensation may be allocated by CIBC in cash and deferred equity awards (such as RSAs and PSUs). The amount of variable compensation to be granted in the form of options for any fiscal year is determined by the Committee at the end of the same fiscal year (i.e., is not subject to a one-year lag).

Share Ownership Guidelines	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC. These guidelines apply for an additional two-year period upon retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55.

Pension	Mr. McCaughey participates in the SERP as described beginning on page 46.
In recognition of his appointment as President and Chief Executive Officer and of past service with a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006. These SERP service credits, which are in addition to credited service earned through continued employment, will continue to vest up to a maximum service credit of 11.9 years.
The maximum covered compensation limit in the SERP is to be reviewed annually.

Termination of Employment without Cause	Payment in lieu of notice equal to two times Mr. McCaughey’s:
• annual base salary; and
• three-year average annual variable cash award.
He may, in the alternative, receive entitlements as may be available under common law.
Unvested RSAs will vest on termination of employment and options will be eligible to vest over a two-year period from the date of termination.
If Mr. McCaughey has attained the age of 53 at a time when he is terminated without cause, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

Retirement	On retirement from CIBC after attaining the age of 55, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his RSAs and options continue to be subject to time and performance vesting requirements. The outstanding RSAs and options will not vest if there is a material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer. The following conditions must also be met:
• Mr. McCaughey provides a minimum of three months’ notice of retirement; and
• Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.

Change of Control	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control policy (see page 51). In addition, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later.

Special Option Grant	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which time vest in equal installments over five years and are subject to performance-vesting conditions related to CIBC TSR compared to the TSR of the other four major Canadian banks.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

49    CIBC     PROXY CIRCULAR

Mr. Williamson

An employment contract was established with Mr. Williamson, relating to his appointment as Senior Executive Vice-President and Chief Financial Officer in January 2008. The key terms of this contract are the following:

Officer	J.D. Williamson, Senior Executive Vice-President and Chief Financial Officer

Effective Date	January 10, 2008

Base Salary	$450,000 (may be increased by the Board)

Annual Variable Compensation (Cash and Deferred Equity)	The amount of annual variable compensation for any fiscal year will depend on CIBC’s performance and individual performance, with the relative weighting being 80% on CIBC performance and 20% on individual performance and is to be determined by the Committee after the end of the relevant fiscal year. However, in evaluating CIBC’s performance for fiscal 2008, any performance issues at CIBC which were in existence prior to his joining CIBC have been excluded from the evaluation.
The annual variable compensation may be allocated by CIBC in cash and deferred equity awards (such as RSAs, PSUs and stock options).
Mr. Williamson is eligible to receive awards under these plans as long as he remains employed by CIBC. No awards will be made after the termination of his employment, unless Mr. Williamson is terminated without cause after the end of the second quarter in any fiscal year, in which case he would be eligible for a fiscal year-end bonus which will be assessed on a pro-rata basis considering the portion of the fiscal year that Mr. Williamson was employed by CIBC.

Share Ownership Guidelines	Three times Mr. Williamson’s annual salary during the term of employment with CIBC, to be achieved over a five-year period.

Pension	Mr. Williamson participates in the SERP as described beginning on page 46.

Termination without Cause	Payment in lieu of notice equal to two times Mr. Williamson’s:
• annual base salary; and
• three-year average annual variable cash award.
During the first three years of his employment, any severance benefit will be calculated based on a combination of the cash amounts received and the cash amounts that would have been received based on his target compensation.
He also retains all rights as may be available under common law.

Change of Control	If Mr. Williamson’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control policy (see page 51).

Special Option Grant	Upon his appointment as Senior Executive Vice-President and Chief Financial Officer, Mr. Williamson received a special one-time grant of options to acquire 90,000 common shares of CIBC, which will vest in equal installments over four years and is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options. If the performance-vesting condition is not met, the stock options will be forfeited, unless this condition is not met by virtue of a change of control, in which case the Change of Control policy will apply to these stock options and supersede the vesting conditions.

CIBC     PROXY CIRCULAR    50

Mr. Nesbitt

An employment contract was established with Mr. Nesbitt, relating to his appointment as Chairman and Chief Executive Officer, CIBC World Markets in February 2008. The key terms of this contract are the following:

Officer	R.W. Nesbitt, Chairman and Chief Executive Officer, CIBC World Markets

Effective Date	February 28, 2008

Base Salary	$450,000 (may be increased by the Board)

Annual Variable Compensation (Cash and Deferred Equity)	The amount of annual variable compensation for any fiscal year will depend on CIBC’s performance and individual performance, with the relative weighting being 40% on CIBC performance, 40% on World Markets performance and 20%(1) on individual performance and is to be determined by the Committee after the end of the relevant fiscal year.
The annual variable compensation may be allocated by CIBC in cash and deferred equity awards (such as RSAs, PSUs and stock options).
Mr. Nesbitt is eligible to receive awards under these plans as long as he remains employed by CIBC. No awards will be made after the termination of his employment, unless Mr. Nesbitt is terminated without cause after the end of the second quarter in any fiscal year, in which case he would be eligible for a fiscal year-end bonus which will be assessed on a pro-rata basis considering the portion of the fiscal year that Mr. Nesbitt was employed by CIBC.

Share Ownership Guidelines	Three times Mr. Nesbitt’s annual salary during the term of employment with CIBC, to be achieved over a five-year period.

Pension	Mr. Nesbitt participates in the CIBC Pension Plan.

Termination without Cause	Payment in lieu of notice equal to two times Mr. Nesbitt’s:
• annual base salary; and
• three-year average annual variable cash award.
During the first three years of his employment, any severance benefit will be calculated based on a combination of the cash amounts received and the cash amounts that would have been received based on his target compensation.
He also retains all rights as may be available under common law.

Change of Control	If Mr. Nesbitt’s employment with CIBC is terminated after a change of control, he may receive benefits under the Change of Control policy (see below).

Replacement Compensation	To replace lost compensation from his former employer, Mr. Nesbitt received a cash payment of $125,000, RSAs of $1,610,000 and stock option awards of $786,000. The RSAs and stock options time vest as described in Note (13) on page 43.

Note:

(1)	The performance weightings for the Chairman and Chief Executive Officer, CIBC World Markets were adjusted from 30% CIBC / 50% SBU / 20% individual performance. The new mix provides equal weighting of CIBC and World Markets performance and reflects the strategic importance of, and the role’s focus on, CIBC-wide performance.

Change of control contracts

CIBC adopted a change of control policy in 2001 that covers eleven designated senior executive positions, including the NEOs, in recognition of the importance to CIBC and its shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the change of control policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	24 months following the date of the change of control.

Trigger Events	Severance payouts and accelerated vesting of deferred equity awards and accrued pension occur only if both:
• a change of control event occurs; and
• the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Severance Benefits	The greater of:
• two times the sum of annual salary and variable cash award; and
• such greater amount as the executive may be entitled to under any employment contract or common law.
In addition, a cash settlement is paid to cover benefits that would otherwise be payable during the severance period.

Vesting of Deferred Equity and Pension	Upon the trigger events, all deferred equity awards and any unvested, accrued pension vest.

51    CIBC     PROXY CIRCULAR

OTHER INFORMATION

Indebtedness of directors and executive officers

The following table shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, proposed directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Indebtedness of Directors(1) and Executive Officers under
(1) Securities Purchase and (2) Other Programs

		Largest Amount				Financially Assisted		Amount
		Outstanding				Securities		Forgiven
		During Fiscal		Amount		Purchases During		During Fiscal
	Involvement of	Year Ended		Outstanding		Fiscal Year Ended	Security for	Year Ended
	CIBC or	10.31.08		at 12.17.08		10.31.08	Indebtedness(2)	10.31.08
Name and Principal Position	Subsidiary	($)		($)		(#)	(#)	($)
Securities Purchase Programs(3)
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	C$	687,882	C$	637,312	—	12,400	—

Other Programs(4)
M.G. Capatides, Senior Executive Vice-President	CIBC as lender	US$	521,056	US$	521,056	—	—	—
P.K.M. Kilgour, former Senior Executive Vice-President(5)	CIBC as lender	US$	711,879	US$	711,879	—	—	—
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	US$	735,416	US$	735,416
		C$	2,000,000	C$	1,976,100	—	—	—
B.G. Shaw, former Senior Executive Vice-President(6)	CIBC as lender	US$	2,108,783	US$	2,108,783	—	—	—
R.E. Venn, Senior Executive Vice-President	CIBC as lender	US$	2,949,201	US$	2,949,201	—	—	—
T.D. Woods, Senior Executive Vice-President	CIBC as lender	US$	737,300	US$	737,300	—	—	—

Notes:

(1)	Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms (including interest rate and security) as a loan made to other clients of CIBC with comparable credit ratings and involve no more than usual risks of collectibility. These loans are “routine indebtedness” under Canadian securities law, comply with Section 402 of the U.S. Sarbanes-Oxley Act and are not reportable.

(2)	The number of CIBC common shares that were held by CIBC as security at December 17, 2008.

(3)	CIBC has an employee loan program for the purpose of purchasing CIBC common shares. These loans are subject to the same interest rate and terms. The loan amount will vary based on compensation level and program credit criteria.

(4)	Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. This participation offer was made in 2000. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee’s interest in the fund. Approximately 4% of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada).

(5)	On January 18, 2008, Mr. Kilgour ceased to be an executive officer of CIBC.

(6)	On February 29, 2008, Mr. Shaw ceased to be an executive officer of CIBC.

The following table shows the aggregate indebtedness at December 17, 2008 to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Aggregate indebtedness outstanding

	To CIBC or
	its Subsidiaries at
Purpose	12.17.08		To Another Entity
Securities Purchase Indebtedness	C$	637,312	—

Other Indebtedness(1)	US$	196,293,967
	C$	1,976,100	—

Note:

(1)	Other indebtedness is comprised of US$25,832,232 and C$1,976,100 in current employee indebtedness and US$170,461,734 in former employee indebtedness.

CIBC     PROXY CIRCULAR    52

Directors and officers liability insurance

Effective November 1, 2008, CIBC purchased at its expense a Directors and Officers Liability Insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2009. There is no deductible. The annual premium for this policy is approximately $4 million.

Availability of information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario  M5L 1A2:

1)	CIBC’s Annual Information Form for the year ended October 31, 2008 along with copies of pages incorporated from CIBC’s 2008 Annual Accountability Report;

2)	CIBC’s comparative annual financial statements for the year ended October 31, 2008 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

3)	CIBC’s annual Management’s Discussion and Analysis (MD&A) for the year ended October 31, 2008 and any subsequent interim MD&A; and

4)	this Management Proxy Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A.

Contacting CIBC’s Board of Directors

Shareholders and others may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

Michelle Caturay
Vice-President, Corporate Secretary
and Associate General Counsel
January 15, 2009

53    CIBC     PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Proposal Numbers 1 through 3 were submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbooke Street West, Montreal, Quebec  H2X 1X3, telephone: 514 286-1155, e-mail: admin@medac.qc.ca.

Proposal Number 4 was submitted by the Shareholder Association for Research and Education (SHARE), Suite 1200, 1166 Alberni Street, Vancouver, British Columbia  V6E 3Z3, telephone: 604 408-2456, e-mail: info@share.ca on behalf of Meritas Financial Inc. (MERITAS).

Proposal Numbers 5 through 7 were submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario  N2A 1X2, telephone: 519 574-0252, e-mail: bobverdun@rogers.com.

PROPOSAL NO. 1

It is proposed that the Board of Directors adopt a governance rule stipulating that the executive compensation policy be subject to an advisory shareholder vote.

MÉDAC has submitted the following statement in support of their proposal:

Shareholders cannot currently express their opinions on executive compensation policies (in particular, the proportion of the variable salary and its value based on different scenarios relating to increased share prices, sales or profits, as the case may be). Moreover, executive compensation has reached heights that even the most experienced observers find surprising. According to a survey conducted by McKinsey/HRI/CCGG* in Canada, some 40% of directors believe that the compensation of chief executive officers is too high and 65% of investors agree. The members of the Mouvement and many citizens find it unacceptable that the salaries of senior executives continue to increase at an exponential rate, while those of average employees have hardly kept up with inflation. The results of a study by the Canadian Centre for Policy Alternatives on the compensation of the 100 highest paid chief executive officers of public corporations, published in early 2008, show that these chief executive officers now make 218 times as much as an average employee, while ten years ago they made only 104 times as much. Nothing can justify such a huge discrepancy, and everything militates in favour of changing this trend of recent years.

We recognize that senior executive salaries should be determined by the Board of Directors. That is why we advocate an advisory vote (“say on pay”) so that the Board can hear shareholders’ view on its policy. Our business intelligence activities in this regard have allowed us to note that several countries have adopted rules to give shareholders the right to have a say on the fundamental policies and mechanisms of corporate executive compensation. Since 2003 in the United Kingdom and since 2004 in Australia, the compensation policies of public corporations are subject to an advisory vote. The Netherlands (2004), Sweden (2005) and Norway (2007) have gone even as far as making such a vote binding. This acknowledgment of shareholder competence over compensation policies has also been discussed in the OECD’s Principles of Corporate Governance.

In Canada, the proposal has been supported on average by 40.3% of shareholders at the last annual general meetings of the banks in 2008. This is a great opportunity for the Corporation to show its sensitivity to shareholders’ concerns before such a policy is required of it by regulatory authorities.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

Over the course of the year, the Board spent considerable time monitoring developments on shareholder voting on executive compensation policies, and believes the objectives underlying such a vote – demonstrated alignment of pay to performance, transparency of Board decision-making through disclosure, and effective shareholder communications – are addressed by the governance framework and practices the Board and management have adopted and continue to enhance.

In addition, the Board believes that it is important to maintain clarity regarding the role of the Board and the role of shareholders and it is critical for the Board to strike the right balance of open communication with shareholders while maintaining its accountability. These objectives are best achieved through ongoing dialogue on governance issues between the Board and its stakeholders. The Board will continue its discussions with stakeholders to assess the value of say on pay to shareholders.

In the meantime, the Board does not believe that adoption of a shareholder vote on compensation policy is necessary at this time.

PROPOSAL NO. 2

Since men and women currently represent such a significant and diverse pool of skills and experience from which to select a corporate director with the appropriate profile, it is proposed that the Board of Directors adopt a policy stipulating that 50% of new nominees for the Board of Directors must be women until parity between men and women is attained.

MÉDAC has submitted the following statement in support of their proposal:

In October 2007, a study conducted by Catalyst** on the 500 largest American corporations showed that corporations with more females on their board of directors had better results in terms of profitability and sales. Although the number of women graduating from our educational institutions has been growing steadily for more than thirty years, few organizations have reached parity between men and women among their directors and senior management. In fact, the proportion of women directors has been stagnating at approximately 10% for 20 years. Yet women today represent a critical mass of talent in areas as diverse as finance, international trade, sound governance, risk management, compensation and other areas of skills required of boards of directors. We are thus depriving ourselves of an important pool of diverse skills and qualifications and of a larger perspective on

*   Survey of 280 corporate directors and members of the coalition for good governance, conducted by McKinsey & Co and HRI Corporation in the fall of 2004.
**  Catalyst, The Bottom Line. Corporate Performance and Women’s Representation On Board. October 2007. Catalyst is an American non-profit organization supporting women in the attainment of their professional goals.

CIBC     SHAREHOLDER PROPOSALS    1

technological, financial and social issues with which corporations are dealing and will increasingly have to address.

To reach a better balance, some corporations have adopted a policy to promote the candidacy of women when vacancies occur on their board of directors. Unfortunately, they are still the exception. We salute this sensitivity to the problem of under-representation of women on boards of directors and at the same time ask from the Corporation a firmer commitment to equal representation through the adoption of the above-mentioned policy.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board agrees that diversity, including gender diversity, makes better boards, and is one of several important considerations in selecting a director. The Corporate Governance Committee recommends candidates for nomination to the Board based on the skills and characteristics it establishes as important for CIBC’s Board, including those associated with diversity. For more detail, see Schedule B, “Statement of Corporate Governance Practices – Director skill set and competency matrix tool”. This year, 50% of the new director nominees being put forward for election at CIBC’s 2009 annual meeting are women. The Committee and the Board believe that women are becoming more prominent on boards as women continue moving into more senior positions and will continue to focus on selecting individuals who have the skills and characteristics to meet the Board’s needs and CIBC’s strategic priorities. The Board notes that CIBC sponsored the Canadian version of the report issued by Catalyst, identified by MÉDAC in its supporting statement. That report highlights that CIBC is among the nearly one third of FP 500 companies (the Financial Post Business’ definitive ranking of Canada’s largest 500 companies by revenue) with multiple women on its Board, and that CIBC is also among the 6.8% of companies with a female director chairing key committee(s), like Corporate Governance. In addition, CIBC’s community investment activities in 2008 included two significant commitments that support women – $1 million to support the Canadian Women’s Foundation, and $1 million to launch ReConnect: Career Renewal for Returning Professional Women, a program aimed at helping women who have been out of the workforce, re-enter at a professional or management level. Over the past five years, CIBC has invested more than $5.5 million in hundreds of organizations that support Canadian women.

PROPOSAL NO. 3

It is proposed that the Board of Directors adopt a governance rule limiting to four (4) the number of boards on which any of its directors may sit.

MÉDAC has submitted the following statement in support of their proposal:

To fully fulfill his or her role, a director must be able to devote as much time as needed to his or her responsibilities in this capacity. Everyone agrees that the role of the members of the board of directors is an essential one and that the world in which corporations operate is increasingly complex. One way to ensure this necessary availability of board members in terms of time and energy is to limit the number of directorships which a director may accept. Some business governance best practice codes establish a maximum number of directorships. For example, in the United States, the National Association of Corporate Directors (NACD) suggests that chief executive officers or other officers be limited to one or two directorships in addition to the one held within the corporation. For professional directors (whose only profession is to sit on boards of directors), the NACD recommends five or six directorships. In the United Kingdom, the Combined Code recommends that a chairman of the board of a FTSE 100 corporation should not sit on the board of another corporation. In France, a director may not hold more than five directorships in corporations having their head office on French territory. In Canada, Share recommends that directors holding five directorships or more or who are members of the management team of another corporation withhold from voting.

In addition, sound governance practices provide for a limited number of directors (9 to 11), the creation of specialized committees of the board (governance, risk management, in addition to audit, human resources, compensation and other committees) thus increasing the responsibilities of each member of the board. The increasing complexity of issues also requires an increasing amount of directors’ time.

It is important that the board of directors recognize such developments and adopt a policy to limit the number of directorships its members may hold outside the Corporation in order to ensure the efficiency of its directors.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board believes it is imperative that CIBC directors have the time, interest and capability to attend regularly scheduled Board and committee meetings and contribute effectively to the operation of the Board and its oversight responsibilities. During the recruitment process, the Board typically retains an external consultant for assistance. The external consultant reviews the workload of CIBC’s Board so that a candidate can assess his or her ability to devote the time and commitment required of a CIBC Board member. In addition, when the Corporate Governance Committee considers nominating a new individual as a director candidate, the Chair of the Board and members of the Committee meet with the candidate to discuss, among other things, the candidate’s ability to devote the time and commitment required to serve on CIBC’s Board. When the Committee considers nominating an existing director for re-election to the Board, the Committee looks at various factors, including the director’s ability to continue to participate in Board and committee meetings as an effective and contributing member. The factors considered by the Committee include personal obligations, business and employment obligations, level of participation with other business or charitable entities, as well as the number of boards on which an individual is a director. The Board does not believe that the number of boards on which an individual is a director is the only factor in assessing a director’s ability to devote the required time to CIBC’s Board and, for that reason, does not impose a limit on other directorships. The Board’s practice is to disclose in the management proxy circular other public board directorships of its members during the last five years as well as other public board committee memberships. See the biographies of each director nominee on pages 5 to 10.

PROPOSAL NO. 4

Resolved, that shareholders of Canadian Imperial Bank of Commerce urge the Board of Directors to adopt a policy that Canadian Imperial Bank of Commerce’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Canadian Imperial Bank of Commerce’s management, to ratify the report of the Management Resources and Compensation Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

2    CIBC     SHAREHOLDER PROPOSALS

SHARE/MERITAS has submitted the following statement in support of their proposal:

Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However, disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.

Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.

For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.

Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation packages can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.

An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte & Touche found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*

The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

Given the vote result on this proposal at CIBC’s last annual meeting, the Board spent considerable time through the course of the year reviewing and assessing an annual shareholder advisory vote relating to executive compensation, also known as “say on pay”. The Board continued to monitor developing trends in say on pay in Europe, Australia and the U.S. The Board also engaged consultants to review these trends and counsel the Board. Most importantly, the Board participated in extensive discussions with stakeholders on say on pay. These stakeholders included large and small shareholders, as well as governance organizations. Based on this work, it is clear that there continue to be strong and diverse views, even among shareholders, regarding the merits of a say on pay vote. As a result, the Board continues to believe that, at this time, it would not be in the best interests of CIBC to institute a say on pay vote.

It is important to maintain clarity regarding the role of the Board and the role of shareholders and it is critical for the Board to strike the right balance of open communication with shareholders while maintaining its accountability. These objectives are best achieved through ongoing dialogue on governance issues between the Board and its stakeholders. The Board will continue its discussions with stakeholders to assess the value of say on pay to shareholders.

Over the next year, public company executive compensation disclosure will be altered by the recently revised executive compensation disclosure rules of the securities regulators throughout Canada. These rules become effective for CIBC’s fiscal 2009 Management Proxy Circular but many elements of these new rules are already reflected in our current disclosure (see pages 21 to 51). The Board expects that consistent disclosure made in accordance with these revised rules will form the basis of good dialogue among CIBC and its stakeholders regarding pay philosophy and pay methodology.

In the meantime, the Board believes that the objectives of a say on pay vote – demonstrated alignment of pay to performance, transparency of Board decision-making through disclosure, and effective shareholder communication – are addressed by the governance framework and practices the Board and management have adopted and continue to enhance.

PROPOSAL NO. 5

The shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been proven to be sound and sustainable. This review should lead to new policies to place before the shareholders for approval in one year’s time.

Mr. Verdun has submitted the following statement in support of his proposal:

The massive collapse of financial institutions that took place in September 2008 is due to many factors, but it is clear that misguided executive compensation policies were significantly responsible for the devastating insolvencies of banks, investment houses, and insurance companies. Appointment to a senior executive position in a financial institution should be regarded as a privilege, and the duties should be executed with the highest possible standards of responsibility and ethics. Long-term performance and stability must be priorities. In the opinion of many shareholders, current executive compensation is excessive, and provides the wrong kind of incentive. Stock options, in particular, can encourage executives to make risky decisions in search of short-term gains that will drive up the share price. The comprehensive review should consider a cap on current cash compensation at a level that allows executives to live comfortably, but without distracting them from the job of managing the bank. Any additional compensation should be in a form that is not received by the executive until after retirement. My suggestion is that it should be payable over a period of at least 60 months, beginning one full year after retirement. Moreover, this compensation (likely in the form of restricted share units) should be fully retractable in the case of significant failures due to wrong decisions having been made by the affected executives. The details shall be worked out by the Board of Directors.

*  Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007, page 11.

CIBC     SHAREHOLDER PROPOSALS    3

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board has reviewed its executive compensation philosophy against its risk profile and has taken actions which it believes are appropriate. These actions include:

–	The Board reviews CIBC’s executive compensation philosophy, principles, objectives and programs on a regular basis and requests reviews of specific programs be conducted by management or the Management Resources and Compensation Committee’s independent advisor.

–	The independent advisor annually tests that CIBC programs pay for performance in terms of annual pay levels as well as the potential for future gains on equity, against competitors and for a range of shareholder return scenarios.

–	The Board holds an annual director development session to review best practices in executive compensation design and governance.

–	In conjunction with the CEO’s appointment in 2005, the Board negotiated an employment contract with the CEO that provides for a one-year lag in determining his incentive compensation (excluding options) to take into account any post year-end events that would influence assessment of performance for the current year (as per the terms of the CEO’s contract, described on page 49). In addition, the CEO’s RSAs and options continue to vest in retirement only if there is no material adverse subsequent event (as defined on page 49) relating to a prior period during which he served in that office.

–	For the purpose of the Senior Executive Team (SET) incentive compensation, including for the CEO, business performance and individual performance goals are established at the beginning of each year, and an independent assessment of the business performance goals is undertaken by the independent advisor. At the end of each year, in addition to evaluating the actual business results achieved against the business performance goals, the Board undertakes an assessment of these results, considering risk-adjustment factors (e.g., quality of earnings, risk and compliance requirements, customer metrics, execution of key strategic projects, and employee engagement), and risk-adjusts the formula-derived level of the TDC to be paid to the CEO and the balance of SET, if required. For fiscal 2007 this assessment resulted in significant downward adjustments to both CEO and the balance of SET compensation with the CEO and the Board imposing the maximum decrease to the CIBC component (i.e., reducing from the Maximum (150% of Target) to the Target compensation level) (as described on page 21).

–	Fiscal 2008 business performance resulted in the CIBC component of each SET member’s formula-derived TDC at Threshold (i.e., 75% of Target), prior to any adjustment for individual performance or the risk-adjustment factors. The Committee then assessed the risk-adjustment factors. Recognizing that the maximum decrease (in normal business circumstances) relating to potential future risk was applied in fiscal 2007 and considering the remedial actions taken in fiscal 2008 by the CEO and the balance of SET (e.g., raising capital, exiting non-core World Markets businesses, exiting the structured credit business and transacting with Cerberus Capital Management LP to obtain downside protection on CIBC’s U.S. residential mortgage market exposures while retaining upside participation if the underlying securities recover), the Committee determined that no decrease below Threshold was appropriate for fiscal 2008. Mr. McCaughey’s fiscal 2008 incentive compensation (excluding options) will be determined at the end of the next fiscal year, which allows the Board to take into account any post year-end events that would influence assessment of performance for the year, on a basis consistent with the terms of his contract.

The Board believes that CIBC takes a balanced approach to executive compensation and directly aligns pay to performance, shareholder return and CIBC’s ability to attract and retain the talent it needs to be successful.

CIBC’s executive compensation disclosure exceeds the applicable disclosure rules. The Canadian Securities Administrators have revised these rules and going forward our executive compensation will be made in accordance with the revised rules.

PROPOSAL NO. 6

The shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling. If warranted, the Board shall bring forward a policy for consideration by the shareholders, and, if necessary, for submission to the legislators and regulators.

Mr. Verdun has submitted the following statement in support of his proposal:

The spectacular collapse of financial institutions in the United States and elsewhere in September 2008 was aggravated by short-selling, which had to be temporary halted by the regulators. This raises the obvious question of whether short-selling should ever be allowed. Short-selling is a practice whereby an investor “borrows” shares that belong to someone else, without the expressed permission of the actual owner. These shares are then sold into the market in the expectation that the share price will decline, the investor intending to buy back the shares at a profit in order to restore them to the original owner. This practice results in the same shares residing in two different accounts at the same time! That is, they are still shown as being in the account of the original owner (who is not informed that they have been borrowed) while also being in the account of the person who buys them from the short-seller. The result looks suspiciously like fraud! The entire process creates a glut of shares on the market, and has the obvious effect of placing downward pressure on the share price. It becomes a self-fulfilling prophecy if enough short-sellers enter the market. Even if the company was strong and healthy, short-sellers can seriously damage its market value. It is obviously not in the best interests of the original owners to allow their shares to be borrowed and sold for the purpose of driving down their value, so how is it possible for a broker to do something that appears to be unethical, and a violation of the broker’s fiduciary duty to the original owner? Thus, a comprehensive review is required, and may require this bank’s brokerage operations to cease all short-selling on a permanent basis – in addition to whatever recommendations are appropriate for the legislators and regulators for industry-wide reforms.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

Short selling has become deeply embedded in financial markets as an efficient and effective way for retail and institutional investors to reduce risk and volatility or to enhance returns. While short selling can create difficulties for shareholders of public companies, the Board notes that domestic and foreign securities regulators have demonstrated

4    CIBC     SHAREHOLDER PROPOSALS

a willingness to react to extreme situations by limiting short selling and increasing monitoring for market abuse. It is the view of the Board that the regulation of short selling is most properly addressed by securities regulators. Securities lending and short selling are legal and regulated activities that are subject to, among other things, margin and capital requirements. We comply with those regulatory requirements and do not believe that engaging in securities lending and short selling activities translates into a violation of a broker’s fiduciary duties to its clients. In addition, it would not be appropriate for CIBC to unilaterally impose trading restrictions on its own securities that are not applicable to comparable securities of other issuers. An outright ban on short selling could contribute to inefficiencies in the equities and other securities markets. Under normal market conditions, short selling can contribute towards balancing the buy/sell equilibrium and ensures that investors are making purchases at more reasonable prices than might otherwise be available. Many classes of securities, such as certain exchange-traded funds, options, warrants, index futures and convertible debentures, require market-makers to take short positions in order to hedge their purchases. Many of these classes of securities are popular and important assets for both retail and institutional investors who rely on them to diversify their holdings or to invest in lower-risk securities.

PROPOSAL NO. 7

The shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated.

Mr. Verdun has submitted the following statement in support of his proposal:

Executive compensation policies were clearly a major factor in the collapse of several major financial institutions during September 2008. The time is ripe for a review of the ideal qualifications for candidates for the Board of Directors. If the Board is dominated by current and former CEOs, it is inevitable that executive compensation will continue to be generous, and overly reliant on the good judgement of the recipients not to engage in risky decision-making for the purpose of generating short-term spurts in share values. The review of policies on director recruitment shall consider how to find more qualified candidates for the Board whose first allegiance is to fellow shareholders.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Corporate Governance Committee, as nominating committee, recommends candidates for nomination to the Board and establishes competencies and skills sought in the selection of Board members. The Committee uses, among other things, a competency matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge, board experience and diversity. Experience as a current or former chief executive officer is one of many skill sets identified in the matrix under enterprise leadership. Other skill sets identified in the matrix include other types of leadership experience in varying sizes of organizations, professional leadership experience, government leadership experience, as well as community and volunteer leadership experience. Every year, the Committee reviews the matrix and, if necessary, updates it to reflect the Committee’s assessment of the Board’s current needs against CIBC’s strategic priorities. Part of the Committee’s review entails a self-assessment by each existing director of his or her skills in each of the categories in the matrix. The Committee’s recruitment practices have resulted in CIBC’s Board having approximately two-thirds of its members with leadership experience in government, risk management, regulatory matters, finance and/or accounting, not chief executive officer experience.

Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, e-mail: admin@medac.qc.ca, submitted a proposal recommending that the Board adopt a policy regarding the independence of its external compensation consultants. MÉDAC encouraged CIBC to include the following criteria: 1) the selection process for compensation consultants is the responsibility of the compensation committee and the committee is the consultant’s client; 2) the consultant earns most of its fees from the corporation by virtue of its consulting services to the compensation committee; 3) all fees paid are disclosed in the management proxy circular; 4) the chief executive officer does not participate in the selection of the committee members or in the work of the committee; and 5) executive officers are not present during deliberations regarding their executive compensation. MÉDAC withdrew its proposal based on the practices of CIBC’s Management Resources and Compensation Committee and the disclosure about the Committee’s advisor that is contained in CIBC’s management proxy circular. In particular, MÉDAC noted that the significant other work performed for CIBC by the compensation consultant for the Committee was transferred to another service provider effective November 1, 2008. CIBC thanks MÉDAC for its commentary on, and continuing interest in, good governance.

CIBC     SHAREHOLDER PROPOSALS    5

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC’s vision is to be the leader in client relationships. This means delivering on the things that matter to our key stakeholders. CIBC has made commitments to our stakeholders:

•	To help clients achieve what matters to them

•	To create a positive employee experience

•	To make a difference in our communities

•	To generate strong total returns for our shareholders

As part of our vision, CIBC aspires to the highest standards of corporate governance. Leading governance achievements at CIBC include disclosing metrics to support the link between executive pay and performance, ongoing Board renewal and continued efforts to maintain our leadership in social responsibility and climate change.

This statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its shareholders. It was last reviewed and approved by the Board in January 2009.

Table of Contents

2	Governance structure	6	Director compensation
2	Board composition	6	Executive compensation
2	Board responsibilities	7	Board access to management and external advisors
3	Director independence	7	Director orientation and continuing education
4	Director nomination process	7	Management succession
5	Director tenure	7	Disclosure policy
5	The Chief Executive Officer	7	Annual performance evaluation of the Board
5	The Chair of the Board	8	CIBC Code of Conduct and Code of Ethics for Directors
6	Board committees

Contacting CIBC’s Board of Directors

Shareholders and others may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

1    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1. Governance structure

Quick facts

ðBoard reviews and approves key governance documents every year

   • Statement of Corporate Governance Practices

   • Board of Directors Independence Standards

   • Mandate of the Board of Directors

   • Mandate of the Chair of the Board of Directors

   • Mandates of the Board Committees

   • Mandate of a Committee Chair

   • Mandate of the President and Chief Executive Officer

   • CIBC Code of Conduct

   • Code of Ethics for Directors

ðFind them at www.cibc.com

This diagram provides a snapshot of CIBC’s governance structure.

2. Board composition

Quick facts

ðCIBC’s optimal Board size is 14 to 16

ðCIBC’s Board put forward 16 nominees for election at the 2009 annual meeting of shareholders

ðFind CIBC’s By-Law at www.sedar.com

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. CIBC’s By-Law provides that the Board may fix the number of directors between a range of seven and 35. Each year the Corporate Governance Committee reviews the optimal size of the Board for effective decision making. The parameters the Committee established are based on legal requirements, best governance practices in the financial services industry, any skills required to complement the Board’s skill set and the number of directors required to adequately discharge the duties of the Board and those of its committees.

3. Board responsibilities

Quick facts

ðBoard reviews and approves the Mandate of the Board of Directors every year

ðFind the mandate at www.cibc.com and www.sedar.com

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board reviews CIBC’s strategic planning process, approves the annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resources management and executive compensation, the extent to which management fosters a culture of integrity, and the succession planning process for the CEO and key management positions.

Corporate governance – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s approach to corporate governance, director independence, the Code of Ethics for Directors and CIBC Code of Conduct.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback and material changes to CIBC’s disclosure policy.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. The Board (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    2

4. Director independence

Quick facts

ðAll director nominees put forward for appointment at the 2009 annual meeting are independent except Gerry McCaughey because he is CIBC’s President and CEO and Robert Steacy because his daughter is employed by Ernst & Young LLP, CIBC’s external auditors, and she resides in his home. She does not work on CIBC’s audit or any other matter relating to CIBC.

ðFind Board of Directors Independence Standards at www.cibc.com

The Board achieves independence in accordance with regulatory requirements and best practices using several tools. A key tool is the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. There are other important tools the Board uses to achieve independence:

•	reviewing board interlocks;

•	reviewing service on other public company audit committees;

•	conducting regular sessions of the Board and its committees without any members of management; and

•	reviewing whether directors have a material interest in a transaction.

     Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional criteria outlined in that committee’s mandate.

  A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators’ corporate governance guidelines. The Board determines the independence of a director each year at the time the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. If a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

  The Board bases its determination primarily on the results of independence questionnaires completed by each nominee.

     Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

     Board interlocks

Quick facts

ðThe Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC.

The Board does not limit the number of its directors who sit on the same board of another public company but reviews interlocking board memberships and believes disclosing them is important.

  The following table sets out interlocking board memberships of CIBC’s directors.

Company	Director	Committee Membership
Nortel Networks Corporation	Jalynn H. Bennett	Compensation and Human Resources

	John P. Manley	Compensation and Human Resources

Nortel Networks Limited	Jalynn H. Bennett	Compensation and Human Resources, Pension Fund Policy

	John P. Manley	Compensation and Human Resources, Pension Fund Policy

TransAlta Corporation	Gordon D. Giffin	Nominating and Corporate Governance

	Stephen G. Snyder	—

3    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Service on other public company audit committees

Quick facts

ðRonald Tysoe, member of CIBC’s Audit Committee, is an audit committee member at five other public companies. After looking at the scope of his audit committee activities, regulatory requirements, demands on his time, his extensive accounting and financial qualifications and related experience, the Board determined his ability to serve on CIBC’s Audit Committee was not impaired.

ðCheck director nominee biographies in the 2009 Management Proxy Circular for their participation on other public company committees

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

Private sessions

The Board and each of its committees enhance independence by conducting sessions without management. These sessions are arranged for each regularly scheduled meeting and are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings. The Chair of the Board also arranges an annual meeting among only the non-management directors.

Interest in material transactions

Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

5. Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board and establishes competencies and skills for the selection of Board and committee members. There are many considerations that factor into the Committee’s nomination process.

Term of a director

Quick facts

ðThe Board removed the mandatory retirement age of 70

ðMaximum period of Board service is generally 15 years after joining the Board

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years after his or her initial election by shareholders or appointment by directors. However, the Committee has the power to determine that it is in the best interests of CIBC to recommend a director who has served the maximum period for re-election. There is a transition schedule for those directors who were elected at the 2004 annual meeting of shareholders.

Director skill set and competency matrix tool

The Committee uses a competency matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Committee and updated as appropriate to reflect the Committee’s assessment of the Board’s current needs and CIBC’s strategic priorities. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Committee identify any gaps and assists the Committee in any search for new candidates.

Nominating a new director for election

The Committee is responsible for recommending to the Board candidates for election. Before making a recommendation on a new director candidate, the Chair of the Board and the chair of the Corporate Governance Committee meet with the candidate to discuss the candidate’s background, interest and ability to devote the time and commitment required to serve on CIBC’s Board. The Committee assesses the candidate’s integrity and suitability by verifying the candidate’s educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Committee is responsible for recommending to the Board existing directors for re-election. Before making a recommendation on an existing director, the Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	Bank Act qualifications;

•	age;

•	material change in employment or board directorships;

•	capabilities to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. CIBC’s Director Tenure Policy encourages a director to attend all meetings of the Board and expects a director to attend at least 75% of the combined total of regularly

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    4

scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Evergreen director candidate list

The Committee maintains an “evergreen” list of potential director candidates. Candidate names are added based on the Committee’s review of recommendations from other directors and external advisors.

External consultant

The Committee has the authority to hire outside consultants to help identify qualified candidates.

Former Chief Executive Officer

Under the Board’s Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the chief executive officer. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6. Director tenure

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Maximum term – A director retires 15 years after joining the Board. There is a transition period for directors appointed at the 2004 annual meeting of shareholders. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15 year term if it is in the best interests of CIBC to do so.

Resignation of a director – The policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to, no longer satisfying director qualification requirements under applicable law, a material change in employment, accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC, causing CIBC to incur an irrecoverable loss, or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation would not be part of the decision-making process.

Director voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes (“a majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s By-Law and the Bank Act.

7.	The Chief Executive Officer

Quick facts

ðBoard reviews and approves the Mandate of the Chief Executive Officer every year

ðFind the mandate at www.cibc.com

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators.

8.	The Chair of the Board

Quick facts

ðBoard reviews and approves the Mandate of the Chair of the Board every year

ðFind the mandate at www.cibc.com

The Chair of the Board is a non-management director and meets the Board’s independence standards. The primary functions of the Chair are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing input on potential director candidates, providing feedback to the CEO and communicating with shareholders and regulators.

5    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

9.	Board committees

Quick facts

ðBoard has four committees

ðCheck each committee’s fiscal 2008 achievements in the 2009 Management Proxy Circular

ðBoard reviews and approves the mandates every year

ðFind the mandate of each committee and the mandate of a committee chair at www.cibc.com

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer, the Chief Auditor and the General Counsel. All members are independent as required by law.

The Management Resources and Compensation Committee is responsible for assisting the Board in overseeing CIBC’s human resources policies and practices. The Committee reviews the CEO’s performance goals; evaluates the CEO’s performance; makes recommendations to the Board on the CEO’s compensation; reviews the appointment and compensation of other key management positions; oversees succession and emergency preparedness planning for the CEO and other key management positions; reviews CIBC’s compensation philosophy, principles and policies; fulfills certain duties relating to CIBC’s pension funds; and provides the Report on Executive Compensation in CIBC’s Management Proxy Circular. All members are independent as required by law.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under the Bank Act. The Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct and Code of Ethics for Directors; and certain policies that impact reputation risk. All members are independent as required by law.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against that risk appetite. The Committee is responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, balance sheet and liquidity risks; credit delegation; CIBC’s reputation and legal risks policy; and the design, mandate and effectiveness of CIBC’s independent risk management services. All but one member are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual workplan and providing the Board with reports of the committee’s key activities.

10.	Director compensation

Quick facts

ðCheck compensation paid to each director during fiscal 2008 in the 2009 Management Proxy Circular

ðA director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than four times the annual retainer (4 x $100,000) within five years of becoming a director.

The Corporate Governance Committee reviews, and recommends for Board approval, CIBC’s director compensation policy and practices. The Committee considers many factors, including the links between compensation and workload, time commitment and responsibility. Another important factor the Committee considers is compensation paid to directors at other large Canadian public companies, with a focus on major Canadian banks. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and practices.

11.	Executive compensation

Quick facts

ðCheck the 2009 Management Proxy Circular for executive compensation details

ðIncentive compensation is subject to risk-adjustment factors

ðCEO incentive compensation decisions (excluding options) delayed for one year to give the Board a longer-term view to assess CEO performance

ðCEO unvested deferred equity continues to vest after retirement only if there is no subsequent material adverse event relating to the time the CEO held that office

ðCEO must own shares equal to six times CEO’s annual base salary during his office as CEO and for two years after retirement

ðCEO pre-announces option exercises and trades in CIBC common shares

The Management Resources and Compensation Committee reviews individual performance assessments and recommends for Board approval the related individual variable incentive compensation awards for the CEO, direct reports to the CEO, including the CFO, and certain other key executive positions. As well, the Committee approves the overall level of variable incentive compensation. Incentive compensation is subject to risk-adjustment factors based on an assessment by the CEO and the Committee. The Committee retains an independent, external executive compensation consultant to report directly to the Committee and provide advice and counsel on the issues being reviewed. The Committee’s guiding principle is that pay should align with performance and the competitive market for talent. Compensation at CIBC is comprised of three basic components: base salary, variable incentive compensation and benefits (including pension and perquisites). For executives, variable incentive compensation comprises a large percentage of total compensation to reinforce the link between pay and performance.

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    6

Annual variable incentive compensation for a fiscal year is determined by the Committee and approved by the Board at the end of that year, except for the CEO, whose annual variable incentive compensation (excluding options) for a fiscal year is determined by the Board at the end of the next year. This compensation model for the CEO gives the Committee a longer-term view to assess CEO performance. In addition, the CEO’s incentive compensation is subject to risk-adjustment factors. Upon the CEO’s retirement, his outstanding unvested restricted shares and options continue to be eligible to meet vesting criteria only if there is no subsequent material adverse event relating to the time the retired CEO occupied that office. Alignment to shareholders’ interests is further enhanced by requiring the CEO to maintain a share ownership level equal to six times his annual salary while he occupies that office and for two years after retirement. To promote transparent disclosure practices, the CEO pre-announces by press release his intention to exercise options or make other trades in CIBC securities for which insider reports would be required within the standard ten day period.

12.	Board access to management and external advisors

To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

13.	Director orientation and continuing education

Quick facts

ðDuring fiscal 2008, director education focused on risk management methodology, Basel II, executive compensation and disclosure and corporate governance trends

ðApproximately 9% of agenda time was dedicated to director education during fiscal 2008. See the 2009 Management Proxy Circular for details on each committee’s director education during fiscal 2008.

CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

New director orientation – The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chair arranges for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program is comprised of a combination of external course offerings; self-education through CIBC’s on-line learning network; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. The Board of Directors’ website is an important component of the Ongoing Director Development program, including a repository of policies and procedures affecting the operations of the Board and its committees.

14.	Management succession

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, the CFO and other key management positions.

The Management Resources and Compensation Committee reviews the succession plan of the CEO, CFO and other key management positions. In addition, the Audit Committee reviews the succession plan of the CFO and the Chief Auditor, and the Risk Management Committee reviews the succession plan of the Chief Risk Officer.

The CEO reviews emergency and long-term succession candidates for key positions with the Board and the Management Resources and Compensation Committee at least once a year.

15.	Disclosure policy

Quick facts

ðCEO, CFO, Chair of the Board and authorized members of management speak for CIBC

ðIndividual Board members communicate with CIBC stakeholders only at the request of the Board or management

ðFind CIBC’s Disclosure Policy at www.cibc.com

A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee is responsible for reviewing management’s administration of CIBC’s Disclosure Policy, as well as any changes to that policy submitted to the Board for approval. The Board is responsible for reviewing CIBC’s overall communication strategy.

16.	Annual performance evaluation of the Board

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment.

7    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The assessment of the Board’s performance is based on feedback obtained from 1) individual questionnaires and 2) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development needs and peer feedback. The Chair of the Corporate Governance Committee has a similar one-on-one interview with the Chair of the Board to discuss the Chair of the Board’s performance. The assessment addresses performance of the Board, each Board committee, each committee chair, the Chair, the CEO and individual directors. A broad range of dimensions is covered, such as Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; director competencies; and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and forms the basis of action plans for improvement. The Corporate Governance Committee monitors progress against these plans.

17.	CIBC Code of Conduct and Code of Ethics for Directors

Quick facts

ðEach year employees and directors certify they are familiar with the codes and adhere to them.

ðFind the CIBC Code of Conduct and Code of Ethics for Directors at www.cibc.com or www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to all employees, including both permanent and temporary employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code represents the minimum standards regarding employee conduct and CIBC’s obligations. The Code addresses general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations.

The Code of Ethics for Directors applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics for Directors addresses matters that are similar to those addressed in the CIBC Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics for Directors and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    8

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